PLATINUM GROUP METALS (RSA) (Pty) LIMITED
REPUBLIC OF SOUTH AFRICA REGISTERED COMPANY
REGISTRATION NUMBER: 2000/025984/07

A WHOLLY OWNED SUBSIDIARY

PLATINUM GROUP METALS LIMITED
TORONTO LISTED COMPANY
TSX – PTM; OTCBB: PTMQF

UPDATED RESOURCE ESTIMATION

Western Bushveld Joint Venture

ELANDSFONTEIN AND FRISCHGEWAAGD PROJECTS

(PROJECTS 1+2)

AN UPDATED REPORT ON THE RESOURCE ESTIMATION FOR A PORTION OF THE WESTERN BUSHVELD JOINT VENTURE WHICH FORMS PART OF A NOTARIAL REGISTERED JOINT VENTURE AGREEMENT BETWEEN PLATINUM GROUP METALS (RSA) (Pty) LIMITED, PLATINUM GROUP METALS LIMITED, RUSTENBURG PLATINUM MINES LIMITED AND AFRICA WIDE MINERAL

PROSPECTING AND EXPLORATION (PTY) LIMITED

PREPARED BY CJ MULLER (SACNAPS 400201/04) OF GLOBAL GEOSERVICES (Pty) LIMITED, CENTURION, GAUTENG, REPUBLIC OF SOUTH AFRICA

12 January 2006

ITEM 1

IMPORTANT NOTICE

This report details resources announced by Platinum Group Metals Limited on December 12, 2005 (Sedar Filed Press Release). The Resource Update Report includes Inferred and Indicated Resources that now include 53 boreholes. The additional 35 boreholes upgraded the previous declared resource on the property, dated August 8, 2005 and filed on Sedar August 17, 2005. The reader is cautioned that Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Inferred and Indicated Resources are reported. The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS AND ALL INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.

We advise US Investors and all investors that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF OR ALL OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES

QUALIFIED PERSON

Independent Geological Qualified Person (“QP”):

Mr Charles J. Muller (BSc (Hons) Pr Sci Nat (Reg. No. 400201/04)
Global Geo Services (Pty) Limited
PO Box 9026
CENTURION
Gauteng Republic of South Africa
Mobile: +27 83 2308332
Phone: +27 11 956 6264
Fax: +27 11 956 6264
e-mail : cmuller@ggs.co.za

Local Operating Company

Platinum Group Metals (RSA) (Pty) Limited
Sherwood House
Greenacres Office Park
Corner of Tana and Rustenburg Roads
Victory Park
Johannesburg
Phone: +27 11 782-2186
Fax: +27 11 782-4338
Mobile: +27 82- 821-8972
e-mail: jgould@platinumgroupmetals.net

Parent and Canadian Resident Company

PLATINUM GROUP METALS LIMITED
Suite 328
550 Burrard Street
Vancouver, BC
Canada V6C 2B5
091 604 899 5450
info@platinumgroupmetals.net
www.platinumgroupmetals.net

ITEM 2: CONTENTS

Item 1	Title Page

Item 2	Contents	Page 4

Item 3	Summary	Page 11

Item 4	Introduction and Terms of Reference	Page 14
Item 4(a) Terms of Reference
Item 4(b) Purpose of the Report
Item 4(c) Source of Information
Item 4(d) Involvement of the Qualified Persons

Item 5	Disclaimer	Page 15

Item 6	Property Description and Location	Page 16
Item 6(a) Area and Extent (Ha)
Item 6(b) Location by Geography and Co-ordinates
Item 6(c) Licenses
Item 6(d) Rights to Surface, Minerals and Agreements
Item 6(e) Survey Certificates
Item 6(f) Location of Reserves, Resources, Mineralised Zones and Mining Infrastructure
Item 6(g) Liabilities and Payments
Item 6(h) Environmental Liabilities

Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Page 24
Item 7(a) Topography, Elevation and Vegetation
Item 7(b) Access
Item 7(c) Population Centres
Item 7(d) Climate and Operational Seasons
Item 7(e) Infrastructure with Respect to Mining

Item 8	History	Page 29
Item 8(a) Prior Ownership
Item 8(b) Work done by Previous Owners
Item 8(c) Historical Reserves and Resources
Item 8(d) Production from the Property

Item 9	Geological Setting	Page 30

Item 10	Deposit Types	Page 34

Item 11	Mineralisation	Page 35

Item 12	Exploration	Page 36
Item 12(a) Survey (Geological Field Work), Results, Procedures and Parameters
Item 12(b) Interpretation of the Survey (Item 12(a))
Item 12(c) Persons Responsible for the Field Work Done
Item 12(d) Reliability of the Data

Item 13	Drilling	Page 37
Type and Extent of the Drilling, Procedures, Summary and Interpretation of the Drilling, True and Apparent Mineralised Zone Thicknesses and the Orientation of the Mineralisation

Item 14	Sampling Method and Approach	Page 38
Item 14(a) Description of the Sampling Method, Details of the Location, Number and Type of Sampling Points, Size and Extent of the Sampling Program
Item 14(b) Drilling Recovery and Bias in Sampling
Item 14(c) Sampling Quality, Representatively and Sampling Bias
Item 14(d) Determination of the Sampling Interval
Item 14(e) Summary of the Sampling Composites, Values and Widths

Item 15	Sample Preparation, Analysis and Security Description of the Sampling Preparation Methods, Quality Assurance /Quality Control, Chains of Custody, Sampling Processing and Reduction, and Security of Sampling including:	Page 40
Item 15(a) Description of the Sampling Methodology
Item 15(b) Laboratory Particulars and Procedures, Laboratory Standards and Certification
Item 15(c) QA/QC Results and Comments
Item 15(d) Comment of Sampling Adequacy, Preparation, Security and Analytical Procedures

Item 16	Data Verification	Page 47
Item 16(a) Quality Control Measures and Data Verification
Item 16(b) Authors Verified Data and/or Reliance on 3rd Parties
Item 16(c) Nature of Limitations with respect to Verification Process
Item 16(d) Comment on Verification Failure

Item 17	Adjacent Properties	Page 49
Item 17(a) Comment of Public Domain Information of the Adjacent Properties
Item 17(b) Source of Adjacent Property Information
Item 17(c) Applicability of the Adjacent Property Information
Item 17(d) Comment on the Application of the Adjacent Property Information

Item 18	Mineral Processing and Metallurgical Testing	Page 50

Item 19	Mineral Resources and Mineral Reserve Estimation	Page 50
Item 19(a) Standard Reserve and Resource Reporting System

Item 19(b) Comment on Reserves and Resources Subsets
Item 19(c) Comment on Indicated Resource Subset
Item 19(d) Relationship of the Qualified Person to the Issuer
Item 19(e) Detailed Resource and Reserve Tabulation
Item 19(f) Key Assumptions, Parameters and Methods of Reserve and Resource Calculation
Item 19(g) Description of Potential Impact of the Reserve and Resource Declaration with respect to Environmental, Permits, Legal, Title, Taxation, Socio-economic, Marketing and Political Issues
Item 19(h) Technical Parameters Effecting the Reserve and Resource Declaration which includes Mining, Metallurgy and Infrastructure
Item 19(i) 43-101 Rules Applicable to the Reserve and Resource Declaration
Item 19(j) Table showing the Quality, Quantity and Grade of the Multi-element Precious Metal Declaration
Item 19(k) Metal Splits for the Multi-element Precious Metal Declaration

Item 20	Other Relevant Data and Information	Page 66

Item 21	Interpretation and Conclusions	Page 69
(a) Results
(b) Interpretation of the Geological Model
(c) Evaluation Technique
(d) Reliability of the Data
(e) Strengths and Weaknesses with respect to the Data
(f) Objectives of the Projects Adherence to the Scope of Study

Item 22	Recommendations	Page 70
(a) Further Work Required

(b) Recommended Phases of Work
(c) Objectives to be Achieved in Future Work Programs
(d) Detailed Future Work Programs
(e) Declaration by Qualified Person with respect to Warranted Future Work Programs

Item 23	References		Page 72

Item 24	Date		Page 72

tem 25	Additional Requirements for Technical Reports on Development Properties and production properties		Page 73

Item 26	Illustrations		Page 74
	Diagram 1:	Bushveld Igneous Complex Setting Use
	Diagram 2:	WBJV Location Plan
	Diagram 3a and b:	Elandsfontein and Frischgewaagd Project Areas
	Diagram 4a and b:	General Stratigraphy
	Diagram 5:	Drill Hole Locations
	Diagram 6a, b, c and d:	Structure
	Diagram 7a, b, c and d:	Mining Blocks
	Diagram 8:	Grade Tonnage Curve
	Diagram 9:	Scatter plot of Rh vs Pt for Merensky Reef
	Diagram 10:	Scatter plot of Rh vs Pt for the UG2 Reef
	Diagram 11:	Merensky Facies Map
	Diagram 12a and b:	Geological Domains
	Diagram 13:	FPP Facies Content (cmg/t)
	Diagram 14:	FPP Facies Channel Width (cm)
	Diagram 15:	FPP Facies 3PGE+Au (g/t)
	Diagram 16:	CR Facies Content (cmg/t)
	Diagram 17:	CR Facies Channel Width (cm)
	Diagram 18:	CR Facies 3PGE+Au (g/t)
	Diagram 19:	UG2 Reef Content (cmg/t)

Diagram 20:	UG2 Reef Channel Width (cm)
Diagram 21:	UG2 Reef 3PGE+Au (g/t)
Diagram 22:	Resource Categories FPP Facies
Diagram 23:	Resource Categories CR Facies
Diagram 24:	Resource categories UG2 Reef

Table 1a:	Merensky Reef Drilling Statistics
Table 1b:	UG2 Drilling Statistics
Table 2:	Standards Used
Table 3:	Samples Failed for Pt (CDN5)
Table 4:	Samples Failed for Pd (CDN5)
Table 5:	Samples Failed for Pt (CDN6)
Table 6:	Samples Failed for Pd (CDN11)
Table 7:	Samples Failed for Au (CDN11)
Table 8:	Samples Failed for Rh (AMS5)
Table 9:	Samples Failed for Rh (AMS7)
Table 10:	Conclusions QA/QC
Table 11:	Mineral Resource
Table 12:	Statistics CR Facies
Table 13:	Statistics FPP Facies
Table 14:	Statistics UG2
Table 15:	Variogram parameters
Table 16:	Resource Blocks

Chart 1:	CDN PGMS-5 QA/QC Control Charts
Chart 2:	CDN PGMS-6 QA/QC Control Charts
Chart 3:	CDN PGM- 7 QA/QC Control charts
Chart 4	CDN PGM – 11 QA/QC Control charts
Chart 5	AMISSO 005 (STD UG2 Reef )
Chart 6	AMISSO 007 (STD MR Reef)

ITEM 3: SUMMARY

Platinum Group Metals (RSA) (Pty) Limited (“PTM”) announced a joint venture with Rustenburg Platinum Mines Limited (a subsidiary of Anglo Platinum Limited) (“AP”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“AW”) in November 2004. This joint venture, known as the Western Bushveld Joint Venture includes the properties Elandsfontein 102 JQ, Onderstepoort 98 JQ, Frischgewaagd 96 JQ and Koedoesfontein 94 JQ covering some 67 km2.

Platinum Group Metals RSA (Pty) Ltd appointed Global Geo Services (Pty) Limited as an independent geological consultant to provide a resource update over certain portions (Elandsfontein and Frischgewaagd Project Areas) of the property of the Western Bushveld Joint Venture.

Regarding the geology of the project, the potentially economic horizons are the Merensky and UG2 Reefs situated within the Critical Zone of the Rustenburg Suite of the Bushveld Igneous Complex. The Merensky Reef in the project area is the main target reef for possible exploitation whereas the UG2 is likely to have additional economic potential.

This Bushveld Igneous Complex is the source of most of the world’s platinum production and is being mined at the adjacent Bafokeng Rasimone Platinum Mine (Pty) Limited (“BRPM”) platinum mine by Anglo Platinum. For comparison the BRPM platinum mine has inferred Merensky reef resource grading 6.39g/t (4E, Anglo Platinum 2004 Annual Report, QP Audit Snowden January 10, 2005) and the Western Bushveld Joint Venture is targeting the section of the Merensky Reef resource at an in situ grade of about 7.33g/t (4E, in the indicated category and 6.97g/t in the inferred category) (400cm g/t cut-off, Indicated) and the UG2 resource at 4.25g/t (400cm g/t cut-off, Indicated).

The additional 35 boreholes drilled by PTM resulted in the following:

  1.31 million ounces upgraded to Indicated category on Elandsfontein property (Project 1 area) and further drilling is currently underway. See summary table below.
  Merensky Resource estimate width increases to 1.33 metres from 1.12 metres in August 12, 2005 Preliminary Assessment.

  Elandsfontein (Project 1) and Frischgewaagd (Project 2) resources now include 3.90 million Inferred ounces of platinum, palladium, rhodium and gold (4E), in addition to the Indicated Resources. See summary table below.
  637,000 ounces of Inferred Resources and 143,000 ounces of Indicated Resources are at shallow depth, between surface and 250 metres, and are being explored with two drills.

Estimated Indicated Resource Base: See Cautionary Notes

(MR FPP indicates Feldspathic Pegmadoidal Pyroxenite on the Merensky Reef and MR CR indicates Merensky Reef Contact Reef.)

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	400	3.680	7.33	1.31	1.31	26.973	0.8672
MR CR	400	0.00015	4.68	1.01	1.01	0.009	0.000001
UG2	400	3.236	4.25	1.47	1.47	13.754	0.4422
Total Indicated	400	6.916	5.89	1.37	1.37	40.734	1.3103

The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.82	26%	1.94	3%	0.26	4%	0.31
MR CR	66%	3.08	26%	1.24	3%	0.16	4%	0.20
UG2	63%	2.69	27%	1.13	9%	0.39	1%	0.04

Independent Estimated Inferred Resource Base: See Cautionary Notes

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR Domain FPP	400	13.591	6.88	1.34	1.34	93.488	3.0057
MR Domain CR	400	0.001	4.17	1.04	1.04	0.003	0.0001
UG2	400	6.688	4.15	1.62	1.62	27.757	0.8924
Total Inferred	400	20.280	5.98	1.41	1.41	121.248	3.8982

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.53	26%	1.82	3%	0.24	4%	0.29
MR CR	66%	2.74	26%	1.10	3%	0.15	4%	0.18
UG2	63%	2.62	27%	1.11	9%	0.38	1%	0.04

Estimated Indicated Resource Base above 250m below surface:

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP Above 250m	400	0.475	8.40	1.31	1.31	3.987	0.1282
MR CR above 250m	400	0.0002	4.68	1.01	1.01	0.0007	0.00001
UG2 above 250m	400	0.111	3.85	1.47	1.47	0.460	0.0148
Total Indicated above 250m	400	0.586	7.59	1.37	1.37	4.448	0.1430

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	5.53	26%	2.22	3%	0.29	4%	0.36
MR CR	66%	3.08	26%	1.24	3%	0.16	4%	0.20
UG2	63%	2.43	27%	1.03	9%	0.35	1%	0.04

Estimated Inferred Resource Base above 250m below surface:

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP above 250m	400	0.495	6.91	1.34	1.34	3.418	0.1099
MR CR above 250m below	400	0.0006	4.16	1.04	1.04	0.0028	0.0001
UG2 above 250m below	400	4.20	4.08	1.62	1.62	16.400	0.5273
Total Inferred above 250m	400	4.696	4.22	1.41	1.41	19.821	0.6373

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.55	26%	1.83	3%	0.24	4%	0.29
MR CR	66%	2.63	26%	1.10	3%	0.38	4%	0.04
UG2	63%	2.58	27%	1.08	9%	0.37	1%	0.04

The resources outlined have not taken into account sufficient engineering, legal, permitting, financial and other considerations to be considered or classified as reserves.

This resource estimate has changed from the August 12, 2005 resource of 4.7 Million ounces Inferred (including Merensky Reef of 13.87 Million tonnes grading 9.67 g/t 4E). The mining width included in the resource calculation for the Merensky Reef has increased from 1.12 meters to 1.33 meters.

The QP recommends that further infill drilling be completed and a Pre-feasibility study be commissioned.

ITEM 4: INTRODUCTION AND TERMS OF REFERENCE

Platinum Group Metals Limited (“PTML”) and PTM have successfully entered into a joint venture with Rustenburg Platinum Mines Limited (“RPM”), a subsidiary of Anglo Platinum Ltd (“AP”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“AW”). This joint venture (“WBJV”) agreement includes the properties Elandsfontein 102 JQ, Onderstepoort 98 JQ, Frischgewaagd 96 JQ and Koedoesfontein 94 JQ covering some 67 km2. The areas that are reported on in this report have been subdivided in the areas as indicated below. The reason for the subdivision is that each area has a standalone licence and Environmental Management Program.

  Elandsfontein (PTM)
  Elandsfontein (RPM)
  Onderstepoort 4, 5 and 6
  Onderstepoort 3 and 8
  Onderstepoort 14 and 15
  Onderstepoort (RPM)
  Frischgewaagd
  Koedoesfontein

Item 4(a) Terms of Reference:

This report is compiled for Platinum Group Metal Limited in terms of the 43-101 (NI), the 43-101 CP and the information and status of the project are disclosed in the manner prescribe.

Item 4(b) Purpose of the Report:

The intentions of the report are to:

  Inform investors and shareholders of the progress of the project
  To make public, update and detail the resource calculations for the project

Item 4(c): Source of Information:

The independent author (QP,) of this report has used the information provided by PTM’s representative and internal qualified person. This information is derived from historical records for the area as well as information currently compiled by the operating company, which is PTM. The PTM generated information is under the control and care of WJ Visser, who is an employee of PTM and is not independent. The Anglo Platinum (AP) information pertaining to the deposit and their earlier resource calculations have been under their control and custody of AP. The independent Qualified Person has visited the property of the WBJV on numerous occasions during October and November 2005 and has undertaken a due diligence with respect to the data.

Item 4(d) Involvement of the QP:

The listed QP, independent qualified person has no financial or preferential business relationships with PTM. The independent qualified person has a purely business relationship with the operating company and provide technical and scientific assistance when required and requested by the company. The independent Qualified Person has other significant client lists and has no financial interest in PTM.

ITEM 5: RELIANCE ON OTHER EXPERTS

In preparing this report the author relied upon:

  PTM land title information for Elandsfontein 102 JQ and Frischgewaagd 96 JQ as provided by PTM.
  Geological and assay information supplied by PTM and made available by AP.
  Drill hole analytical and survey data compiled by PTM.
  Information made available at the time of preparation.
  The data supplied or obtain from sources outside of the company
  Assumptions, conditions, and qualifications set in this report

The sources of information were relied upon with the appropriate inquiry and review. The author has access to all information and had the opportunity to visit the property and review the core. The author concludes, based on diligence and investigation, that the information is representative.

This report was prepared in the format of the Canadian National Instrument 43-101 Technical Report by the QP CJ Muller. CJ Muller has a geological and geostatistical background and has been involved in the evaluation of the precious metal deposits for over 17 years. The QP has reported and made conclusions within this report with the sole purpose of the report being used by PTM subject to the terms and conditions of PTM’s contract with the qualified person. The contract permits PTM to file this report, or excerpts of this report, as a Technical Report with Canadian Securities Regulatory Authorities or other regulators pursuant to provincial securities legislation or other legislation. Except for the purposes legislated under provincial securities laws or any other security laws any other use of this report by any third party is at that party’s sole risk.

Specific Areas of Responsibility are as follows:

The QP, accepts overall responsibility for the whole report. The QP is reliant with due diligence on the information provided by WJ Visser who is the internal and not independent qualified person. CJ Muller has also relied upon the input of the PTM geological personnel in compiling this filing. CJ Muller in terms of evaluation was reliant on the information provided by WJ Visser in terms of the additional information.

ITEM 6: PROPERTY DESCRIPTION AND LOCATION

Item 6(a) and Item 6(b) Area and Extent and Location of Project:

The WBJV project is located on the southwestern limb of the Bushveld Igneous Complex which is located some 50 km northwest of the North West Province town of Rustenburg (Diagram 1). The property adjoins AP’s Bafokeng Rasimone Platinum Mine and Styldrift project to the southeast and west respectively. The area of interest consists of farms Frischgewaagd 96 JQ, and Elandsfontein 102 JQ (Diagram 2) situated in the southeastern corner of the larger joint venture area.

The total joint venture area includes PTM’s properties Elandsfontein 102 JQ and Onderstepoort

98 JQ, but also certain portions of Elandsfontein 102 JQ, Frischgewaagd 96 JQ and Koedoesfontein 94 JQ contributed by RPM, a wholly owned subsidiary of AP These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover an extent of approximately 67 km2 or 6,700.000 Ha in extent.

Item 6(c) Licences:

Within the Western Bushveld Joint Venture Properties there are seven separate licences and are specifically listed in the manner below to cross reference to the licence specifications. The licences over the WBJV area and are as follows:

  Elandsfontein (PTM)
  Elandsfontein (RPM)
  Onderstepoort 4, 5 and 6
  Onderstepoort 3 and 8
  Onderstepoort 14 and 15
  Onderstepoort (RPM)
  Frischgewaagd
  Koedoesfontein

Prospecting on Elandsfontein (PTM) Elandsfontein 102 JQ Portions 12 (a portion of portion 3) (a total area of 213.4714 Ha), Portion 14 (a total area of 83.4968 Ha) and Remaining Extent of Portion 1 (a total area of 67.6675 Ha) was originally carried out under the now expired Prospecting Permit No.PP269/2002 reference RDNW (KL) 5/2/2/4477. A new Prospecting Permit Application was submitted by PTM on 12 October 2003. The application has now been approved.

The prospecting permit over Elandsfontein (RPM) (Elandsfontein 102 JQ, Portions 8 (a Portion of Portion 1) (a total are of 35.3705 Ha) and RE9 (a total area of 403.9876 Ha)) was issued on 23 March 2004 and expires on 24 March 2006. The second permit number is PP 73/2002, Reference RDNW (KL) 5/2/2/4361. A prospecting permit number is PP 50/1996 and was issued on 11 March 2004 and has the reference RDNW (KL) 5/2/2/2305 and is valid until 10 March 2006. This permit covers the area Mineral Area 2 (a Portion of Mineral Area 1) (total area of 343.5627Ha) of the Farm Elandsfontein 102JQ.

The prospecting permit application over Onderstepoort Portions 4, 5 and 6 (Onderstepoort 98JQ, Portion 4, a Portion of Portion 2 (a total area of 79.8273 Ha), Portion 5 (a Portion of Portion 2) (a total area of 51.7124 Ha) and Portion 6 (a portion of Portion 2) (a total area of 63.6567 Ha) was awarded on 30 April 2004 (Ref. No RDNW (KL) 5/2/24716, PP No.48/2004) and is valid until 30 April 2007.

A prospecting permit application over Onderstepoort 3 and 8 (Onderstepoort 98JQ, Remaining Extent of Portion 3 (a total area of 274.3291 Ha) and Portion 8 (a Portion of Portion 1) (a total area of 177.8467 Ha), was issued on 24 March 2004, Prospecting Permit Number PP 26/2004 (Reference RDNW (KL) 5/2/2/4717) and is valid until 23 April 2006.

A Notarial New Order Prospecting Right for Onderstepoort 14 and 15 (Onderstepoort 98JQ, now consolidated under Mimosa 81JQ, Portions 14 (a Portion of Portion 4) (total area of 245.2880 Ha) and Portion 15 ( a Portion of Portion 5) (a total area of 183.6175 Ha) was awarded to PTM on 25 April 2005. The agreement was signed before the Notary Jacques Hattingh in Klerksdorp. The agreement is also held by J Hattingh as protocol number 7. The agreement is in force for a period of three years and terminates on 24 April 2008.

A new order prospecting right for Onderstepoort (RPM) (Onderstepoort Previous Portion 9) (a Portion of Portion 3) (127.2794 Ha) has been applied for. A new order prospecting right has also been applied for over Mineral Area No.1 (total area of 29.0101 Ha) of Ruston 97JQ which is now consolidated under Mimosa 81 JQ. A permit application has also been applied for over Mineral Area No. 2 (total area of 38.6147 Ha) of the farm Ruston 97JQ which is also consolidated under Mimosa 81JQ. Both applications are awaiting the approval of Government.

A prospecting permit was issue to RPM over Frischgewaagd (Frischgewaagd 96JQ). A permit was also issue to RPM, Permit Number PP 294/2002 (Reference RDNW (KL) 5/2/2/4414) over the following areas: the portions of Frischgewaagd covered by PP 294/2002 include the following areas:

Portion RE4 (286.8951 Ha), Portion 3 (made up of Portion RE and Portion 13) (466.7884 Ha), Portion 2 (made of up Portion RE2 and Portion 7 (a Portion of Portion 2)) (616.3842 + 300.7757 Ha), Portion 15 (78.7091 Ha), Portion 16 (22.2698 Ha) and Portion 18 (45.0343 Ha).

The permit was valid until 16 October 2004. A conversion to a new order right was timeously applied for but the approval is still outstanding. The outstanding approval has no bearing on the validity of the application and prospecting continues under the old permit.

A prospecting permit was issued to RPM over Koedoesfontein 94JQ (2795.1294 Ha). The permit was issued on 19 March 2004 under Prospecting Number PP 70/2002 (Reference 5/2/2/4311) and is valid until 18 March 2006.

Item 6(d) Rights to Surface, Minerals and Agreements:

Regarding Elandsfontein (PTM), the dispute that was declared over the property has been settled by way of an Agreement of Settlement which was signed on 26 April 2005. Party to this agreement was a Sale Agreement. The Agreement of Settlement has entitled PTM to the rights to the minerals as well as the freehold. The payment schedule is R1m within 10 days for signature, R0.5m within 60 days of signature, R2.2m within 90 days of signature and R3m by the 15 December 2005. All necessary payments to date have been made timeously. PTM has now taken possession of the property.

Option agreements Onderstepoort (PTM) have been signed with the owners of the mineral rights on portions Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8 and Onderstepoort 14 and 15. The agreements are valid for a period of three years from the granting of a Prospecting Permit. The option agreement over portions 3 and 8 require a payment of C$1,000 after signing, C$1,000 after the granting of the prospecting permit and C$1,000 on each anniversary of the agreement. The option agreement for Portions 4, 5 and 6 requires a payment of R5,014 after signing, R3,500 on the first anniversary, R4,000 on the second anniversary and R4,500 on the third anniversary. The option agreement for Portions 4, 5, 14 and 15 requires a payment of R117,000 after signing and payments of R234,000 and R390,000 within 10 days of the effective date. All payments are current and up to date.

The detailed terms of the Western Bushveld Joint Venture (which include Onderstepoort (RPM), Frischgewaagd and Koedoesfontein) were announced on October 27, 2004. The

WBJV will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals Resources and Petroleum Development Act 28 (2002). PTM and RPM will each own an initial 37% working interest in the interest in the farms and mineral rights contributed to the joint venture, while AW will own an initial 26% working interest. AW will work with local community groups in order to facilitate their inclusion in the economic benefits of the joint venture, primarily in areas such as equity, but will also include training, job creation and procurement to Historically Disadvantaged South Africans (HDSA’s).

The WBJV structure and business plan is in compliance with South Africa’s recently enacted minerals legislation, and will pursue platinum exploration and development on the combined mineral rights covering 67 square kilometres on the WBJV.

PTM is the operator of the WBJV and PTM undertook a due diligence on the data provided by RPM. PTM has undertaken to incur cost of exploration to the amount of R35 Million over a 5 year period starting with the first 3 years at R5 Million increasing to R10 million a year for the last two, with the option to review yearly. The expenditure to date is in excess of the PTM’s obligations to the joint venture agreement.

The Government of South Africa has proposed a 4% Gross Royalty on platinum production, but this proposal is under review.

Item 6(e) Survey:

Elandsfontein (PTM) is registered with the deeds office (RSA) under Elandsfontein 102JQ, North West Province and measures 364.6357Ha. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate Surveys and Mapping (Private Bag X10, Mowbray 7705, RSA, Phone: (+27)-21-658-4300, Fax: (+27)-21-689-1351 or e-mail: cdsm@sli.wcape.gov.za). The approximate coordinates are 27o 05’ 00’’ (E) and 25o 26’ 00’’ (S).

Onderstepoort (PTM) and Onderstepoort (RPM) are registered with the Deeds Office (RSA) under Onderstepoort JQ, Northern Province and measures 1,085.2700Ha. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition

1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate coordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Frischgewaagd and Koedoesfontein: Frischgewaagd is registered with the Deeds Office (RSA) under Frischgewaagd 96, registration district JQ, Northern Province and measures 1,836.8574 Ha and Koedoesfontein that is registered with the Deeds Office (RSA) under Koedoesfontein 94, registration district JQ, Northern Province and measures 2,795.1294Ha. Both the farms can be located on the Government 1:50,000 Topo-Cadastral Sheet 2527AC Sun City (4th Edition 1996) which is published by the Chief Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 27o 02’ 00’’ (E) and 25o 07’ 00’’ (S).

Item 6(f) Mineralised Zones:

The Bushveld Igneous Complex is well known for its large proportion of the world's platinum and palladium resources. There are two very different ore bodies within the Complex. The Merensky Reef (“MR”), the Upper Group 2 (“UG2”) chromitite, which together can be traced on surface for 300 km in two separate arcs. The Northern Limb (Platreef) extends for over 120 km. Their global importance has justified several resource calculations in the past. Such historical data are compared with the information in recent mining company annual reports. Resource calculations tend to be larger by a considerable factor, because mining company reports include only proven and probable reserves, where sufficient information is available rigorously to justify such a classification. However, the remarkable continuity of layers within the Bushveld Igneous Complex certainly justifies qualitative extrapolation to adjacent areas, although current mines are probably exploiting the most favourable sections of reefs. The major platinum mining companies hold most of the mineral rights to these areas.

Historical estimates for all of the Bushveld bearing platinum and palladium reefs, have been estimated at about 770 and 480 million ounces, respectively (down to a depth of 2000 metres). These estimates do not distinguish between the different categories of Proven and Probable Reserves and Inferred Resource. The present calculations indicate about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium, respectively, and 939 and 711 million ounces of inferred resources. Already mining is already taking place at 2 km in the Bushveld Igneous Complex, and so Inferred Resources, and ultimately mineable ore, could almost certainly be considered far greater than even these calculations suggest. These figures represent about 75 and 50 % of the world's platinum and palladium resources, respectively. These figures for proven and probable reserves in the Bushveld Igneous Complex alone are sufficient for the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at an annually increasing rate of 6 % per annum for over 50 years. Expected sufficiency is less for palladium. Thereafter, down-dip extensions of existing Bushveld mines, lower grade areas of the Platreef and the Middle Group Chromitite layers may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Item 6(g) Liabilities and Payments:

All payments and liabilities are recorded under Item 6(d).

Item 6(h) Environmental Liabilities:

There are no known environmental issues relating to the PTM or WBJV properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991; as amended. Each prospecting area or mining site, is subject to conditions such as:

  Environmental management shall conform to the Environmental Management Programme (“EMP”) as approved by the Department of Minerals and Energy (DME).
  Prospecting activities shall conform to all relevant legislations, especially the National Water Act, 1998, and such other conditions as may be imposed by the director of Mineral Development.
  Rehabilitation of the disturbed surface caused by prospecting activities will be rehabilitated to the standard as laid down in the EMP.
  Financial provision in the form of a Rehabilitation Trust and/or Financial Guarantee.
  A performance assessment, monitoring and evaluation report must be submitted annually.

Prospecting Permits are issued subject to the approval of the EMP, which in turn is subject to having provided a financial guarantee.

On Elandsfontein (PTM) the operator conducted exploration on Elandsfontein under an Environmental Management Program (“EMP”) approved for a Prospecting Permit granted to Royal Mineral Services on 14 November 2002 (now expired). A new application for a

Prospecting Permit and an EMP has been lodged with the Department of Minerals and Energy (“DME”) in the name of PTM and has been approved. A follow up EMP was requested by the DME and was compiled by an independent consultant (Geovicon CC, Mike Bate) and was compiled on23 August 2004. The updated EMP was accepted by the DME on 20 October 2004. The EMP financial guarantee submitted to cover this application is held by the Standard Bank of South Africa, Guarantee Number M410986 for the amount of R10,000.00. The Notarial Prospecting Agreement (Clause 10) requires that the Minister or authorised person has the right to inspect the performance of the company with respect to environmental matters.

With regards to the Onderstepoort area that was contributed to the WBJV by PTM, all the EMPs’s were lodged with the DME and were approved on 30/04/2004 for Onderstepoort 4,5 and 6 and on 24/04/2004 for Onderstepoort 3 and 8. Financial provision of R10,000.00 each for both optioned areas have been lodged with Standard Bank (Guarantee No. TRN M421363 for Onderstepoort 3 and 8 and No. TRN M421362 for Onderstepoort 4, 5 and 6 and M421364 for Onderstepoort 14 and 15).

Regarding Onderstepoort 14 and 15, a follow up EMP was requested by the DME and was compiled by an independent consultant (Geovicon CC, Mike Bate) and was compiled on 23 August 2004. The updated EMP was accepted by the DME on 20 October 2004. The EMP financial guarantee submitted to cover this application is held by the Standard Bank of South Africa, Guarantee Number M410986 for the amount of R10,000.00. The Notarial Prospecting Agreement (Clause 10) requires that the Minister of authorised person has the right to inspect the performance of the company with respect to environmental matters.

In the areas of the WBJV that were originally owned by RPM, PTM will take responsibility for the EMP’s that originated from RPM over Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM, as operator of the joint venture, will be the custodian and will be responsible as operator for all aspects of the Environmental Programs and over all specifics as set out in the different allocated and approved EMP’s on all properties that form part of the WBJV.

With respect to Elandsfontein (RPM) (Portions 8 and 9 of Elandsfontein 102JQ) there is an EMP dated 26 February 2004. There is also an EMP over portions Mineral Area 2 (a Portion of Mineral Area 1) of the farm Elandsfontein 102JQ which has been dated 11 March 2004.

Regarding Frischgewaagd (Remaining Extent of Portion 4, Portion 3 (a Portion of Portion 1), Portions 15, 16, 18, 2 and 17 (a Portion of Portion 10) an EMP dated 22 September 2002.

The EMP for Onderstepoort (RPM) was submitted with the prospecting permit application.

The EMP over Koedoesfontein is dated as having been received by the Department of Minerals and Energy on 22 September 2002.

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Item 7(a) Topography, Elevation and Vegetation:

The WBJV properties are located on a central plateau characterized by extensive savannah, with vegetation consisting of grasses and shrubs with few trees.

For the Elandsfontein (PTM) and Elandsfontein (RPM) property the total elevation relief is greater since prominent hills occur in this portion of the property. Variations in topographical relief are minor and limited to low gently sloped hills. Elevations range from 1080 to 1156m with an average of 1100m on the Elandsfontein and neighbouring properties. The Elandsfontein (PTM) and Elandsfontein (RPM) project area is located on the southwestern limb of the Bushveld Complex, some 26 km west of the North West Province town of Rustenburg. The WBJV adjoins the Bafokeng Rasimone Platinum Mine, which lies to the southeast. The town of Boshoek is situated 10 km to the south of the project area along the tar road linking the town of Rustenburg with Sun City and crosses the project area (Diagram 3a and b). A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek.

The climatic conditions (information provided by the SA Weather Bureau) with which are the project is situated is typical of the northern part of the North West Province. Summer day temperatures are warm to hot, and the winter months are moderate to cool with temperatures rarely dropping below 0°C. The area is considered semi arid, with an annual rainfall of 520 mm. The rainy season falls over the summer months of October through April and the highest rainfall occurring during December and January. The highest rainfall ever recorded in any 24-hour was 65mm. Wind conditions are relatively calm. The prevailing wind direction is north-north-west and wind speeds average 2.5 m/s.

This area is classified as Mixed Vegetation and is typically composed of grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. Here the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

On the Onderstepoort (PTM) and Onderstepoort (RPM) properties the site elevation is approximately 1050m. The highest point is 1105 m. No major roads or township developments exist on the property. Only one minor water dam occurs on the property. The northern boundary of the property is formed by the Elands River which is a perennial steam draining to the northeast. Minor drainage into the Elands River is from south to north on the area of concern. The main soils are moderate to deep, black and red clay soils, with thin sandy loam soils to the east. The Limpopo Province is generally characterised by limited high potential agricultural soil. The erodibility index is 5 (high). The average subcatchment sediment yield is 83 x 103 tons per annum.

Drainage of the streams is towards the northeast and joins into the Elands River, which forms the northern boundary of the area under concern. The farm lies in Quaternary sub-catchments A22F, the Elands River sub-catchments of the Limpopo drainage region.

This area is classified as Mixed Bushveld vegetation and is typically dominated by with grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a rather open tree savanna. On shallow soils Red Bushwillow Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. Here the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

The typical animal life of the Bushveld has largely disappeared from the area due to farming and hunting. Efforts are made by the North West Parks Board to reintroduce the natural animal populations in parks such as Pilanesberg and Madikwe. Individual farmers also are moving from traditional cattle farming to game farming, and organised hunting is becoming a popular means of generating income. The Southern Greater Kudu found here are amongst the biggest in the country. On the area in question it is expected that larger buck such as gemsbok, Cape Eland, Common Waterbuck, Impala, and Red Hartebeest may be kept on the farms, while smaller cats, viveriids, honey badgers, and Vervet monkeys should occur as free roaming game. Monitor lizards, snakes and geckos are present, and the most characteristic birds includes lilac breasted rollers, African hoopoes and owls.

Frischgewaagd and Koedoesfontein areas are classified as mixed bushveld vegetation and are typically made up of grass between low trees and shrubs. Where the soil is mostly coarse, sandy and shallow, and overlies granite, quartzite, sandstone or shale, the vegetation varies from a dense, short bushveld to a rather open tree savanna. On shallow soils Red Bushwillow

Combretum apiculatum dominates the vegetation. Other trees and shrubs include Common Hook-thorn Acacia caffra, Sicklebush Dichrostachys cinerea, Live-long, Lannea discolor, Sclerocarya birrea and various Grewia species. In these areas the grazing is sweet, and the herbaceous layer is dominated by grasses such as Fingergrass Digitaria eriantha, Kalahari Sand Quick Schmidtia pappophoroides, Wool Grass Anthephora pubescens, Stipagrostis uniplumis, and various Aristida and Eragrostis species. On deeper and more sandy soils, Silver Clusterleaf Terminalia sericea becomes dominant, with Peeling Plane Ochna pulchra, Wild Raisin Grewia flava, Peltophorum africanum and Burkea africana often prominent woody species, while Broom Grass Eragrostis pallens and Purple Spike Cats’ tail Perotis patens are characteristically present in the scanty grass sward.

The climate is temperate with low rainfall and high summer temperatures, resulting in a semi-arid environment.

Item 7 (b) Means of Access to the Property:

South Africa has a very large well-established mining industry in which the project is located. As a result of the mining activity (amongst others) the infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems. The Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein Properties are easily accessible from Johannesburg by travelling 120 kilometres northwest on the Regional Road 24 to the town of Rustenburg and then a further 35 kilometres to the properties. Numerous gravel roads cross both properties, which provides for easy access. The resort of Sun City is located approximately 10 km north of the Elandsfontein Property (Refer to Diagram 2). The Elandsfontein property borders the AP’s managed Bafokeng-Rasimone Platinum Mine which lies to the south east of the property as well as the Styldrift Joint Venture (joint venture between the Royal Bafokeng Nation and AP) which lies directly to the east of the property which is also serviced by modern access roads and services.

Item 7(c): Population Centres and Nature of the Transport:

The major population centre is the town of Rustenburg, which lies about 35km directly to the south of the project. Pretoria lays approximately 100km to the East and Johannesburg lies about 120km to the southeast. A popular and unusually large hotel and entertainment centre (Sun City) lies about 10km to the north of the project. A paved highway Rustenburg crosses the property. Access across most of the property can be achieved by truck without significant road building.

Item 7(d): Climate:

The climate is mild throughout the year and can be classified as semi-arid. South Africa has summer from November to April. South African winter season is from May to October. In summer the days are hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38ºC (100ºF) and night temperatures drop to around 15ºC (68-77ºF). The afternoons can be humid. In winter, days are dry, sunny and cool to warm, while evening temperatures drop sharply. Daytime temperatures generally reach 20ºC (68ºF) and can drop to as low as 5ºC (41°F) at night.

Tabulated below is a guide to monthly averages for temperature, sunshine and rainfall for the region. (Reported within the submitted Environmental Management Program which was submitted in conjunction with the Prospecting Permit application: Investigation conducted by DWA, a contractor trading under the name of Digby Wells and Associates, Environmental Solutions Provider).

Monthly averages	J	F	M	A	M	J	J	A	S	O	N	D
TEMP (0°C)	24.1	23.2	22.0	18.4	15.0	11.7	12. 0	14.8	18.8	21.3	22.6	23.7

SUNSHINE
(HRS)	259	237	246	218	268	261	290	306	298	276	250	274

RAINFALL
(mm)	117	83	74	57	14	5	3	5	13	37	64	67

The exploration operating season is all year and without adverse climatic conditions or influence.

Item 7(e): Infrastructure with respect to Mining:

This report details the exploration program. At this stage it is sufficient to note that all areas are close to major towns with paved roads being the norm. Power lines cross both project areas and water resources are generally derived from wells which are close to the local towns and villages. As several platinum mines are located within 50km of the property there is excellent access to materials and skilled labour. One of the smelter complex’s of AP is located within 60 kilometres of the property.

Surface rights as to 365Ha have been purchase in the area near the resource and this may be of some use for potential operations. Further surface rights will be required.

ITEM 8 HISTORY

Item 8(a) Prior Ownership:

Elandsfontein (PTM), Onderstepoort 4, 5 and 6, Onderstepoort 3 and 8, Onderstepoort 14 and 15 were all in the hands of private owners. All previous work done on these properties has not been researched and is generally unpublished. There has been a limited amount of academic type work done over these properties by the Council of Geosciences (Government Agency) but is generally not of an economic nature.

Onderstepoort (RPM), Elandsfontein (RPM), Frischgewaagd and Koedoesfontein have generally been in the hands of the major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd were held by Impala Platinum Mines Limited but were subsequently acquired by Johannesburg Consolidated Investment Company Limited, who subsequently was acquired by AP through RPM.

Item 8(b) Work done by Previous Owners:

Previous geological exploration and resource estimation assessments were done by AP who is the owner of mineral rights to the area of interest. AP managed the exploration drilling program for the ELN and FG borehole series in the area of interest (23 boreholes in total). Geological and sampling logs and an assay database are available for this work.

Regional gravity and ground magnetic surveys were available to interpret the regional and local geological setting of the reefs. A distinct increase of gravity values occurs from southwest to northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. The low gravity trends southeast northwest. The magnetic survey reflects the magnetite rich Main Zone and some large displacements and intrusives in the area.

The recent declarations can be reviewed on SEDAR and is entitled “Independent Preliminary Assessment Scoping Study Report and Resource Update Western Bushveld Joint Venture Elandsfontine Project (Project 1)”. This has been file on August 17, 2005.

Item 8(c) Historical Reserves and Resources:

Previous reserves and resources quoted for the area, and derived from are those published in the AP 2004 Annual Report include 7.8Mt grading 5.88 g/t 3PGM + Au on the Merensky Reef and 4.8Mt grading 4.42 g/t 3PGM + Au on the UG2 Reef. Note on the Prel. Ass. Resource This is reported for their 37% interest (equal to PTM’s as the WBJV was completed at that time). As to a 100% interest in the property this would result in an estimate of 21.1 Mt grading 5.88 g/t 3PGM + Au on the Merensky and 13.0 Mt grading 4.42 g/t 3PGM on the UG2 reef. The resources of AP are reported as subject to a satisfactory independent audit. The prill splits are not available for these estimates but the estimates are relevant, reliable and in compliance with the SAMREC reporting best practice.

The resource estimate has changed from the August 12, 2005 resource of 4.7 Million ounces Inferred (including Merensky Reef of 13.87 Million tonnes grading 9.67 g/t 4E) (Indicated – 1.3 Million ounces and Inferred – 3.9 Million ounces). Refer to Section 19e for details.

Item 8(d) Production from Property:

There has been no previous production from any of the WBJV properties.

ITEM 9 GEOLOGICAL SETTING

The WBJV adjoins the Anglo Platinum’s Bafokeng Rasimone Platinum Mine which lies to the south and the Styldrift project which lies to the east. All these projects lie within the southwestern limb of the Bushveld Complex and comprise the stratigraphic units of the Rustenburg Layered Suite. This sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. There are two potentially economically viable platinum-bearing horizons in this area, namely the UG2 Reef which is a chromite seam and the Merensky Reef, occurring as a feldspathic pegmatoidal feldspathic pyroxenite, or a hartburgite or a coarse grained pyroxenite.

The Merensky Reef and UG2 Reefs sub-outcrops beneath a relatively thick (± 2 m) layer of black turf overburden. The entire sequence strikes north-northwest to south-southeast and dips between 5º and 15º north-easterly (in this area specifically) towards the centre of the Bushveld Igneous Complex.

The Bushveld Igneous Complex sequence, specifically the lower portion of the Main Zone and the Critical Zone (HW1 – 5 and Bastard reef to FW 6), thins dramatically towards the west with the result that the lithological units/marker horizons and the potentially economic reefs pinch out. A further complication would be the increased presence of iron-replaced pegmatoidal bodies towards the south of the area of interest.

Stratigraphy: The general stratigraphy of the western Bushveld is depicted in Diagram 4a. The detailed stratigraphy as encountered at BRPM is depicted in Diagram 4b. The identifiable and correlatable units within the WBJV area are the base of the noritic rich Main Zone, the anorthositic hanging wall sequence (HW 1 –5), the Bastard Reef pyroxenite – MID 1 to 3 (noritic at base to anortositic at the top) – Merensky Reef pyroxenite, the anorthositic footwall FW 6/Lone Chrome unit and the FW 12 anorthosite unit overlying the UG2, the UG2 or a shear zone and the Alteration Zone, represented by an even grained medium crystalline norite. The basal alteration zone is not normally representative of the Bushveld sequence at BRPM and would seem to be a chill zone in contact with the Transvaal Supergroup sediments. This lower part of the stratigraphy has been positively identified on the Elandsfontein and Frischgewaagd Projects, which adjoins the property immediately to the south and forms an extension of the reefs. A similar setting is envisaged for the Merensky Reef.

The Main and Critical Zones of the Bushveld Igneous Complex sequence as intersected in the WBJV boreholes on Western Limb (Refer to Tables 1a and 1b and Diagram 4a) consist of norites and gabbro-norites within the Main Zone (< 60 m) at the top of the sequence. Spotted and mottled anorthositic hanging wall units (HW 1 –5) (<40 m) overlying the Bastard pyroxenite (<2 m) which are followed by norite to mottled anorthosite. The MID 1 - 3 units (<6 m) overlie the Merensky Reef pyroxenite (<2 m). The Merensky Reef can either be a thin (<10 cm) pegmatoidal feldspathic pyroxenite and/or a millimetre thick chromitite layer and/or a contact only and/or a thicker (>100cm) type reef consisting of harzburgite and/or pegmatoidal pyroxenite units. Some of the noritic footwall units (FW 1 – 5) in the immediate foot of the reef are not always developed and is in total much thinner (<13 m) than at BRPM setting to the southeast. The mottled anorthosite footwall unit, FW 6 (<2 m) with a thin (millimetres thick) chromitite layer, the so-called Lone Chrome layer, although thinner (within the Pegmatoidal Feldspathic Pyroxenite reef type area) is generally developed in this area and constitute a critical marker horizon. Footwall units, FW 7 to 11 (mostly noritic) are also not always developed and much thinner (<25 m) than at BRPM. The mottled anorthosite footwall unit, FW 12 is generally developed (<2 m) overlying a very thin UG2 chromitite/pyroxenite towards the northeastern corner of the property. Shearing may have occurred on the UG2 plane with the result that the UG2 reef is not properly developed. The chromitite layer is either very thin or the unit is pyroxenitic. The lower portion of the sequence has been attenuated with a sheared unit (incorporating the lower portion of the Critical Zone) followed by a medium crystalline noritic sequence. The alteration zone or chill zone is not part of the normal Bushveld Igneous Complex sequence and has developed in contact with the Transvaal Supergroup sediments.

Further to the east the Bushveld Igneous Complex stratigraphic sequence is more “normal” with the complete stratigraphy developed and the stratigraphic sequences thicker and better developed. A dramatic thickening of the sequence (HW 1 – 5 to the Lone Chrome marker (FW 6)) occurs to the east of boreholes FG 30 (FG 07) and ELN 12. This thickening of the stratigraphic units trends more or less north-west south-east and may be the consequence of a general thickening of the entire Bushveld Igneous Complex as the complex is developed further away from the edge (and in contact with) the Transvaal Supergroup.

Correlation and Lateral Continuity of the Reefs: The upper noritic portion of the Main Zone could be identified and correlated with confidence. The contact with the anorthositic Hanging Wall sequence (HW 1 to 5) has been taken as a marker horizon. The Hanging Wall sequence (HW 1 to 5) thins significantly from east to west within the project area. Due to the thinning of the Critical Zone only FW 6 (mottled anorthosite with thin chromitite stringer at base (the so-called Lone Chrome)) and FW 12 (mottled anorthosite unit immediately overlying the UG2 horizon) as well as the Bastard Reef pyroxenite to Merensky Reef (separated by the noritic, leuco-noritic to anorthositic MID 1 to 3 sequence (or part of)) could be identified with confidence. The sequence has been affected by iron-replacement, especially the pyroxenites, towards the west of the property.

The Merensky Reef and UG2 Reef were positively identified (and used in the resource estimation) in new intersections and the intersection depths are summarized in Table 1a and 1b. Only the reef intersections that had no faulting or disturbances were used in the resource estimate.

Resource estimation is not possible based on diamond drilling information within 50m from surface due to excessive core loss encountered, reef identification/correlation problems and thinning of the reefs towards the west.

Merensky Reef: Four types of Merensky reef have been identified in the area of interest viz.

  Hartzburgite-type Reef (“Htz”)
  Pegmatoidal Feldpathic Pyroxenite-type Reef (“FPP”)
  Pyroxenite-type Reef (“Pxnt”)
  Contact-type Reef (“CR”)

Further to the southwest no reef is developed since the reef has either outcropped or abutted against the shear zone or Transvaal Supergroup (and/or Palaeo-high).

The Htz-type reef is developed to the northeast of the area of interest with the FPP-type reef towards the southwest (referring previous report 8/08/05 or keep with new up dated). (to add new up date)

Structural Discontinuities: Potholes are not discernable from the borehole data. To determine the existence of potholes on the property the possibility exist that pothole edges could be associated with the Contact Reef. Duplicated reef intersections could also represent pothole edge effects (“goose-necking”). Pseudo-reefs along the pothole edges and associated with goose-necking may be interpreted within the project area.

Faulting: Significant faulting has been observed in three of the boreholes; and Palaeo high (Abutment) has been observed in three boreholes. From the magnetic surveys some faulting can be inferred. Fault losses have not been taken into account in the resource estimation and an expected loss of 10% (excluding a 25% loss due to replacement bodies) has been used to accommodate geological, rock engineering and other unexpected losses of mineable ground. Total losses are estimated at about 35%.

Dykes: Only thin dolerite intrusives were intersected in some of the boreholes and are general between 0.5m and 2m thick. An east-west trending intrusive is evident on the magnetic image.

Shear Zones: A shear zone along the Alteration Zone eliminating stratigraphy progressively from the UG 2 horizon to the Main Zone from east to west has serious consequences for the economic units. The elimination effect of the shear zone is restricted to about 200m from the outcrop and suboutcrop lineation.

Replacement Pegmatites: Reef packages to the south in the Elandsfontein (PTM) area are marginally affected (Siepker and Muller, 2004) and this should be taken into consideration in the resource estimation and geological loss figures within the Pegmatoidal Feldspathic Pyroxenite reef type area.

Depth of Oxidation and Overburden: Weathering affects the reef horizons to a depth of 50m of surface since the pyroxenites are the most affected. The outcrop trends northwest to southeast.

Geological and Rock Engineering Related Losses: Industry standards for geological and rock engineering related losses are in the order of 30% for platinum mines and projects in the Bushveld Igneous Complex. Losses in this area within the Pegmatoidal Feldsphatic Pyroxenite reef area though could be as high as 40% due to the influence of replacement bodies, faulting, presence of contact reef type (highly variable grade) and the possibility of potholing. The industry average of 10% losses have been applied to the resource estimates taking into consideration the replacement bodies with may contribute an additional 25% to the loss.

Structural Model: A structural model was constructed from the geophysical information and the borehole intersections. In general three phases of faulting have been recognised in the area of interest. The older of the structural features are the NNW to SSE trending faulting, which appear to have a consistence downthrow to the northeast. The second phase of structural deformation appears to be N-S trending faulting which may have a wrench component. A possible final phase of deformation is possibly related to the E-W, dyke intruded structural weaknesses.

ITEM 10 DEPOSIT TYPE

The project area forms part of the Western Limb of the Bushveld Igneous Complex . PGM mineralisation is hosted within the UG2 Reef and the Merensky Reef located within the Upper Critical Zone of the Rustenburg Layered Suite of the Bushveld Complex (Refer to Tables 1a, 1b and 12). The property is situated immediately northwest of and adjoining the Bafokeng Rasimone Platinum Mine and west of Anglo Platinum’s Styldrift project. The geology of the BRPM mine is relatively well understood and is expected, in certain aspects, to be representative of the WBJV area.

The Merensky Reef in this area consists of four distinct reef types viz. Harzburgitic-type reef (interlayered harzburgite and pegmatoidal feldspathic pyroxenite units, tens of centimetres thick) developed towards the north-east and pegmatoidal feldspathic pyroxenite type reef occurring to the south-west with reef development deteriorating towards the west, abutting against a shear zone or in contact with the Transvaal Supergroup. Contact Reef can be found within any of the facies mentioned above. The UG2 Reef is well developed in the northeast of the property but deteriorates towards the southwest of the property. In this area the UG2 develops into a thin chromitite layer and/or pyroxenitic unit only. The UG2 Reef in this area may also be assumed into the shear zone along the alteration zone. The Merensky Reef outcrop (predominantly sub-outcrops a few metres below the black turf) has an approximate 800 m strike length which runs roughly northwest southeast on the property. The Merensky Reef and the UG2 (or shear zone) are separated by approximately 10 to 60 m (from south-west to the north-east) and dips approximately 15º to the northeast.

ITEM 11 MINERALISATION

Mineralisation Styles and Distribution: The PGM mineralisation in the western side of the Bushveld Igneous Complex is hosted within the Merensky Reef and is generally a 10cm to 120cm thick pegmatoidal pyroxenite unit and may be associated with thin chromitite layers. The UG2 chromitite layer is on the average a 60cm and up to 200cm thick unit of economic interest.

The Merensky Reef at BRPM (adjacent mining operation) consists of different reef types (“facies”) such as contact, pegmatoidal pyroxenite, harzburgitic. In general contact type reef represent waste on footwall contact, pegmatoidal pyroxenite reef is on average 10 cm thick with thin chromitite layers at the base and on occasions also present at the top. The harzburgitic-

type reef is general thicker in width, and in the order of 40 cm. The PGM mineralisation differs in association with these reef types. In general the PGM mineralisation is lower where the pyroxenite is in direct contact with the footwall. High but variable grades are associated with pegmatoidal pyroxenite type reef and generally high and more uniform in association with the Harzburgitic-type reef.

ITEM 12: EXPLORATION

Item 12(a): Survey (Field Observations) Results, Procedures and Parameters:

Field work done (soil sampling and surface mapping) to date was firstly completed on the Farm Onderstepoort where various aspects of the Lower Critical Zone, intrusive ultramafic bodies and structural features were identified. This information has contributed indirectly to the economic feasibility of the overall project, but the main focus of attention has been the Elandsfontein and Frischgewaagd Project areas.

Geophysical information was obtained from AP. This information has been particularly useful in the estimation of major structural features as well has the typical Bushveld Igneous Complex layering.

Item 12(b): Interpretation of Survey (Field Observations) Results:

The structural features identified in the geomagnetic data have been interpreted in terms of a regional structural model and are shown in Diagram 6a, b, c and d. particularly noticeable is the evidence of the major dyke features. The first feature can be seen as major east-west feature running through the northern portion of the Elandsfontein Project. The second dyke is a north-north-west to south-south-east feature, which runs through the east of the Elandsfontein and Frischgewaagd Projects.

Other major structural features include a structural disturbance which has a north-south orientation and runs through the Elandsfontein Project. The major disturbance has been intersected in borehole WBJV04. In this borehole the structural feature is evident as an altered ultramafic sheared zone.

Other less prominent features shown up in the geophysical information include a step down faulted area within the centre of the Elandsfontein Project. A triplet of down step faults has a northwest to southeast orientation and the throw of the faults is consistently down to the northeast. These features have also been determined and confirmed with the drilling of the project.

Other important geophysical information also made available by Anglo Platinum is satellite enhanced imagery. The major feature evident in this imagery is the presence of the Main Zone (weathered to a black clay-rich soil horizon which is indicated in a purple colour on the satellite image). Taking this information to consideration and read in conjunction with the geomagnetic interpretation, the presence of the Main Zone from a soil profile point of view is clearly evident.

Item 12(c): Persons responsible for Survey (Field Observations) Data Collection and Compilation:

The basic geophysical and satellite imagery has been supplied by Anglo Platinum and assistance with the interpretation has been given by AP. Willie Visser (employee of PTM) has been responsible for the interpretation and modelling of the information. All other field data (mapping, soil sampling, XRF, petrography, ground magnetic and gravimetric surveys) has been collected, collated and compiled by PTM personnel under the guidance and supervision of Willie Visser.

Item 12 (d): Reliability of the Survey (Field Observations) Data:

The fieldwork done by PTM (RSA) on the Elandsfontein, Frischgewaagd and Onderstepoort properties was conducted by PTM’s qualified geologist, A Valigy. This work was done under the supervision and control of W Visser and deemed to be reliable and representative.

ITEM 13: DRILLING

Type and Extent of Drilling:

The type of drilling that is being conducted on the WBJV is a diamond drilling, core recovery technique. The drilling involves a BQ size of solid core extraction. The drilling is being placed on an unbiased 500m by 500m grid and detailed when necessary to 250 m by 250 m grid on

Project Area 1. The grid has been extended for 4.5 km along strike to include the whole of the Project 1 and 2 areas.

Procedures, Summary and Interpretation of Results:

The results of the drilling and the general geological interpretation were digitally captured in SABLE and a GIS software package trading under the name of ARCVIEW. The exact borehole locations together with the results of the economic evaluation are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are manually and digitally drawn through the deposit. This information assisted in the interpretation of the sequence of the stratigraphy intersected as well as verifying the information gathered.

Comment on True and Apparent Widths of the Mineralised Zones:

The overall geometry of the deposit has been clearly defined in the sections drawn through the property. On the average the dip of the reef does not exceed fifteen degrees. All the diamond drill holes that have been drilled on the property are vertical holes and the drill holes surveys are virtually vertical. The dip of the reef has been taken into account in the determination of correction factors in declaring the resource.

Comment on the Orientation of the Mineralised Zones:

The mineralised zones of the Elandsfontein and Frischgewaagd Projects include the Merensky Reef and the UG2 Reef. Both these reefs are planar tabular ultramafic precipitants of a differentiated magma and therefore form a continuous sheet-like accumulate. The stratigrahpic markers both above and below the economic horizons have been recognized and emphasise the recognition of the Merensky Reef and the UG2 Reef.

There are a few exceptions to the quality of recognition of the stratigraphic sequences. These disturbances are generally of a structural nature and are expected within this type of deposit. The holes in which there is no clear and decisive stratigraphic recognition include some six boreholes.

ITEM 14: SAMPLING METHOD AND APPROACH

Item 14(a): Description of the Sampling Method, Details of the Location, Number and Type of Sampling, Size of the Sampling and the Size of the Area Covered in the Sampling Exercise:

The sampling described relates to sampling of diamond drill core. Firstly the core is marked for distance below collar and for major stratigraphic units. Once the stratigraphic units are identified then the economic units are marked. The economic units in this project include the Merensky Reef and the UG2. The top and bottom contacts of the reef are clearly marked on the core. Thereafter the core is rotated in a manner that all lineations pertaining to stratification are aligned to produce a representative split down the core. A centre cut line is then drawn for cutting and thereafter replacing in the core trays. The sample intervals are then marked as a line and a distance from collar. The sample intervals are typically 15 cm to 25cm in length. In area where no economic zones are expected, the sampling interval is allowed to go as high as 1m in length. The sample intervals are then allocated a sampling number. The number is also written on the core for reference purposes. The half core is then removed and place into standard high quality plastic bags together with the sampling tag. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet enabling easy and accurate digital capture. The sampling extends for about a meter into the hanging wall and footwall of the economic reefs.

Item 14(b): Description of the Drilling Recovery Performance and the Effect on Sampling Bias:

All reef intersections that are sampled require a 100% core recovery. This is required by the drilling company, and if 100% is not recovered the drilling company will re-drill using a wedge to achieve the desired recovery.

Item 14(c): Description of the Sampling Quality, Suitability of the Sampling and the Sampling Bias:

The quality of the sampling is monitored and supervised by a qualified geologist. The methodology is in accordance with the company standards. The sampling is done in a manner that includes the entire economic unit together with hangingwall and footwall sampling. By rotating the core in a manner that the stratification is vertical and by inserting a cutline down the centre of the core, and by only removing one side of the core, the sampling bias is reduced.

Item 14(d):

The methodology in determining the economic cuts are derived from the core intersections. In the case of the Merensky Reef, the marker unit is the bottom contact, which is a less than one 1cm chromite contact. The cut is then taken from that chromite contact to 10cm below and extended vertically to accommodate the majority of the metal content. This information is then statistically processed through the kriging process to derive a geographically unique estimation of the content and dimensions of the deposit.

Item 14(e):

Sample and value composites are shown in Table 1a and 1b

ITEM 15: SAMPLE PREPARATION, ANALYSIS, SECURITY AND DATA VERIFICATION

Item 15(a): Description of the Sampling Methodology, QA/QC, Chain of Custody, Sampling Processing, Sampling Reduction and Security:

Samples are subject to a chain of custody which is tracked at all times. Samples are not removed from their secured storage location without a chain of custody documentation being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

When samples are prepared for shipment to the analytical facility the following steps are followed:

  Samples are sequenced within their secure storage area and the sample sequences examined to determine if any samples are out of order or missing.
  The sample sequences and numbers shipped are recorded both on the chain of custody form and on the analytical request form.
  The samples are then placed, in sequential order, into securable shipping containers. (the numbers of the samples enclosed on the outside of the container with, the shipment, waybill or order number and the number of containers included in the shipment.
  The Chain of Custody form and analytical request sheet are completed, signed and dated by the Project Geologist before the samples are removed from secured storage. A copy of the analytical request form and Chain of Custody kept on site by the Project Geologist.
  Once the above is completed and the sample shipping containers sealed the samples may be removed from the secured area. The method by which the sample shipment containers have been secured must be recorded on the chain of custody document so that the recipient can inspect for tampering of the shipment.

During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to ensure safe transportation of the samples to the analytical facility and to insure that the samples are, if necessary, outside the custody of PTM contractors or personnel for as little time as possible. Under ideal conditions the samples are transported to the analytical facility by personnel employed by PTM. In all cases the original chain of custody letter accompanies the samples to their final destination.

The Supervising Geologist ensures that the analytical facility is aware of the PTM standards and requirements. The analytical facility will accept the responsibility for inspecting for any evidence or possible contamination or tampering of the shipment that it has received from PTM. A photocopy of the chain of custody letter, signed and dated by an official of the analytical facility, is be faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is be returned to PTM along with the signed analytical certificate/s.

If the analytical facility suspects the sample shipment has been tampered with they have instructions to contact the Supervising Geologist immediately who will make arrangements to have someone in the employ of PTM examine the sample shipment and confirm it’s integrity prior to the initiation of the analytical process.

If upon inspection, the Supervising Geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised the responsible geologist immediately notifies PTM and PTM Management of any concerns in writing and decides with the input of management how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and is not suitable as the basis for an outside release until its validity is proven by additional sampling, quality control checks and examination.

Should evidence or suspicions of tampering or contamination of the sampling be uncovered, PTM will immediately commence with a complete security review of the operating procedure. The investigation would be conducted by an independent third party with the report to be delivered directly and solely to the directors of PTM for their consideration and drafting of an action plan. All in-country exploration activities will be immediately suspended until this review is complete and has been reviewed by the directors of the company and acted upon.

Item 15(b): Laboratory Particulars and Procedures, Laboratory Standards and Certification:

Three laboratories have been used to date: AARL (Anglo Amercian Analytical Laboratories), Genalysis (Australia), ALS Chemex (South Africa) and currently Setpoint Laboratories (South Africa). Sample preparation was done by these laboratories. Samples are received, verified, checked for moisture and dried (if necessary). The samples are then weighed and results reported. The samples are then crushed by a Jaw Crusher after which they are split by either Roller Splitting or Riffler Splitting. Then the samples are milled to 90% < 75 µm, per 2 kg unit, utilising an LM5 pulverisor. The excess sampling material is packaged dispatched back to the PTM.

Samples were analyzed for Au (ppb), Pt (ppb), Pd (ppb) and Rh (ppb) by standard 25g Lead fire assay with an ICP-MS (Inductively Coupled Plasma Mass Spectrometry) finish and for base metal elements by multi (four) acid digestion in Teflon test tubes and AAS (Flame Atomic Absorption Spectrometry) for Cu (ppm), Ni (ppm), Co (ppm) and Cr (ppm). The samples were assayed at Genalysis Laboratories Services in Perth Australia or AARL in Johannesburg (RSA) or ALS Chemex, South Africa (Pty) Ltd or Setpoint Laboratories, Johannesburg, RSA.

Blanks – The insertion of blanks provides an important check on the laboratory practices and the baseline calibration of laboratory instrumentation. Blanks consist of one half or one quarter drill core collected from a known interval devoid of Pt, Pd, Cu, Ni mineralisation. Typically this will be a basement or cover lithology previously tested. The blank being used is always noted to track its behaviour and trace metal content .Typically the first blank is sample number five in a given sampling sequence.

Duplicates – The insertion of duplicates track the reproducibility of sample results. Typically quartered core is submitted for both samples. The two samples receive sequential numbers. Notation is made in the log as to which sample is being duplicated. Typically the first sample duplicated is sample number ten in a sampling sequence.

Standards – Certified reference standards are inserted into the sampling sequence to check the accuracy of the analytical results. Generally the standards are inserted in place of the fifteenth sample in the sample sequence. Standards are supplied by the company and as they are the sole method of tracking the accuracy of the analytical data they are be stored in sealed containers and considerable care is be taken to ensure they are not contaminated in any manner (i.e. stored in dusty environment, placed in less than pristine sample bag or sprayed/dusted by core saw contamination).

Monitoring the quality control of the analytical data is the responsibility of the Supervising Geologist.

Item 15(c): QA/QC Results and Comments:

The results of the QA/QC can be found on Chart 1 (CDN PGMS-5) , Chart 2 (CDN PGMS-6), Chart 3 (CDN PGMS-7), Chart 4 (CDN PGMS-11), Chart 5 (AMISSO 005) and Chart 6 (AMISSO 007) of which there are failures within sampling but insignificant with respect to the economic estimation of the reef horizon. In particular there are no significant failures within the reef horizons, except in one hole, which was removed from the database.

The following standards were used to assess the assay values for Platinum (Pt), Palladium (Pd),

Rhodium (Rh) and Gold (Au) (Table 2):

Standard_Type	Platinum (Pt)	Palladium (Pd)	Rhodium (Rh)	Gold (Au)
CDN-PGMS-5	Yes	Yes	-	-
CDN-PGMS-6	Yes	Yes	-	yes
CDN-PGMS-7	Yes	Yes	-	yes

CDN-PGMS-11	Yes	Yes	-	yes
AMS0005	Yes	Yes	yes	-
AMS0007	Yes	Yes	yes	-

Table 2: Standards used for QAQC

Results

All sample values are plotted on a chart for each particular standard. Please refer to ADDENDUM C to view a complete set of results. These calculations are available on request in digital format.

CDN-PGMS-5

The following tables (Table 3; Table 4) display the samples that failed using the CDN-PGMS-5 standard.

BHID	Defl	From	To	Sam_ID	BATCH_NO	Mean	Mean + 2SD	Mean - 2 SD	Pt_Value (g/t)	FAIL/PASS
WBJV003	D2	552.61	552.61	J2844	2005/04 WBJV003 D2	1.225	1.368	1.081	1.394	Fail

Table 3: Samples failed for Pt.

BHID	Defl	From	To	Sam_ID	BATCH_NO	Mean	Mean + 2SD	Mean - 2 SD	Pd_Value (g/t)	FAIL/PASS
WBJV001	D0	471.3	471.3	J2395	2005/02 WBJV001 D0	5.750	6.105	5.395	5.310	Fail
WBJV001	D0	474.7	474.7	J2513	2005/02 WBJV001 D0	5.750	6.105	5.395	5.370	Fail
WBJV001	D2	442.57	442.57	J2659	2005/03 WBJV001 D2	5.750	6.105	5.395	5.190	Fail
WBJV002	D0	463.79	463.79	J2690	2005/03 WBJV002 D0	5.750	6.105	5.395	6.134	Fail
WBJV002	D2	543.12	543.12	J2796	2005/04 WBJV002 D2	5.750	6.105	5.395	5.375	Fail
WBJV007	D0	244.32	244.32	O3030	2005/05 WBJV 007 D0	5.750	6.105	5.395	5.260	Fail
WBJV010	D0	378.75	378.75	O3114	2005/05 WBJV010 D0	5.750	6.105	5.395	5.400	Fail
WBJV012	D0	64.75	64.75	O3162	2005/05 WBJV012 D0	5.750	6.105	5.395	5.350	Fail

Table 4: Samples failed for Pd.

Charts were made showing the graphically displaying plotting values.

CDN-PGMS-6

The following table (Table 5) displays the samples that failed using the CDN-PGMS-6 standard.

BHID	Defl	From	To	Sam_ID	BATCH_NO	Mean	Mean + 2SD	Mean - 2 SD	Pd_Value (g/t)	FAIL/PASS
WBJV011	D2	388.61	388.61	O3624	2005/06 WBJV011 D2	0.120	0.145	0.095	0.15	Fail
WBJV015	D0	390.73	390.73	O3596	2005/06 WBJV015 D0	0.120	0.145	0.095	0.17	Fail
WBJV015	D1	393.44	393.44	O3911	2005/06/WBJV015D1	0.120	0.145	0.095	0.15	Fail
WBJV015	D1	438.97	438.97	O3935	2005/06/WBJV015D1	0.120	0.145	0.095	0.15	Fail

Table 5: Samples failed for Pt.

CDN-PGMS-7

No sample values failed.

CDN-PGMS-11

The following tables (Table 6; Table 7) display the samples that failed using the CDN-PGMS-11 standard.

BHID	Defl	From	To	Sam_ID	BATCH_NO	Mean	Mean + 2SD	Mean - 2 SD	Pd_Value (g/t)	FAIL/PASS
WBJV033	D1	409.13	409.13	P222	2005/08/WBJV-012	0.107	0.127	0.0867	0.080	Fail
WBJV033	D2	339.31	339.31	P318	200/08/WBJV-013	0.107	0.127	0.0867	0.080	Fail
WBJV042	D0	502.45	502.45	P342	2005/09/WBJV-013	0.107	0.127	0.0867	0.080	Fail
WBJV042	D0	526.08	526.08	P366	2005/09/WBJV-013	0.107	0.127	0.0867	0.080	Fail
WBJV043	D1	579.9	579.9	P527	2005/09/WBJV-015	0.107	0.127	0.0867	0.080	Fail
WBJV043	D1	585.3	585.3	P539	2005/09/WBJV-015	0.107	0.127	0.0867	0.070	Fail

Table 6: Samples failed for Pt.

BHID	Defl	From	To	Sam_ID	BATCH_NO	Mean	Mean + 2SD	Mean - 2 SD	Pd_Value (g/t)	FAIL/PASS
WBJV042	D0	502.45	502.45	P342	2005/09/WBJV-013	0.107	0.127	0.087	0.18	Fail
WBJV043	D1	585.3	585.3	P539	2005/09/WBJV-015	0.107	0.127	0.087	0.16	Fail

Table 7: Samples failed for Au.

AMS0005

The following table (Table 8) displays the samples that failed using the AMS0005 standard.

BHID	Defl	From	To	Sam_ID	BATCH_NO	Mean	Mean + 2SD	Mean - 2 SD	Pd_Value (g/t)	FAIL/PASS
WBJV035	D0	517.44	517.44	P1334	2005/09/WBJV-016	0.660	0.835	0.485	0.46	Fail
WBJV035	D0	519.75	519.75	P1346	2005/09/WBJV-016	0.660	0.835	0.485	0.47	Fail
WBJV041	D1	539.33	539.33	P3526	2005/10/WBJV-023	0.660	0.835	0.485	0.47	Fail
WBJV044	D0	503.45	503.45	P619	2005/09/WBJV-015	0.660	0.835	0.485	0.47	Fail
WBJV046	D0	546.21	546.21	P1406	2005/09/WBJV-016	0.660	0.835	0.485	0.48	Fail
WBJV048	D0	448.42	448.42	P3216	2005/10/RMJ-WBJV-021	0.660	0.835	0.485	0.47	Fail
WBJV048	D1	481.82	481.82	P3036	2005/10/WBJV-021	0.660	0.835	0.485	0.46	Fail

Table 8: Samples failed for Rh.

AMS0007

The following table (Table 9) displays the samples that failed using the AMS0007 standard.
BHID	Defl	From	To	Sam_ID	BATCH_NO	Mean	Mean + 2SD	Mean - 2 SD	Pd_Value (g/t)	FAIL/PASS
WBJV029	D0	421.6	421.6	P1100	2005/09/WBJV016	0.245	0.290	0.201	0.18	Fail
WBJV029	D1	418.82	418.82	P1124	2005/08/WBJV-016	0.245	0.290	0.201	0.2	Fail
WBJV040	D0	382.61	382.61	P1166	2005/09/WBJV-016	0.245	0.290	0.201	0.18	Fail
WBJV040	D0	434.14	434.14	P1190	2005/09/WBJV-016	0.245	0.290	0.201	0.19	Fail
WBJV040	D1	385.06	385.06	P1250	2005/09/WBJV-016	0.245	0.290	0.201	0.18	Fail
WBJV043	D0	521.37	521.37	P633	2005/09/WBJV-015	0.245	0.290	0.201	0.2	Fail
WBJV043	D2	523.25	523.25	P1076	2005/09/WBJV015	0.245	0.290	0.201	0.2	Fail
WBJV043	D2	525.28	525.28	P1088	2005/09/WBJV015	0.245	0.290	0.201	0.19	Fail
WBJV044	D0	464.59	464.59	P1136	2005/09/WBJV-015	0.245	0.290	0.201	0.2	Fail
WBJV044	D0	491.25	491.25	P583	2005/09/WBJV-015	0.245	0.290	0.201	0.18	Fail
WBJV044	D1	474.85	474.85	P669	2005/09/WBJV-015	0.245	0.290	0.201	0.19	Fail
WBJV044	D1	493.4	493.4	P1044	2005/09/WBJV-015	0.245	0.290	0.201	0.2	Fail
WBJV044	D2	473.41	473.41	P1202	2005/09/WBJV-016	0.245	0.290	0.201	0.18	Fail
WBJV044	D2	476.26	476.26	P1214	2005/09/WBJV-016	0.245	0.290	0.201	0.18	Fail
WBJV044	D2	491.33	491.33	P1226	2005/09/WBJV-016	0.245	0.290	0.201	0.2	Fail
WBJV044	D2	494.09	494.09	P1238	2005/09/WBJV-016	0.245	0.290	0.201	0.18	Fail
WBJV046	D0	487.84	487.84	P1370	2005/09/WBJV-016	0.245	0.290	0.201	0.2	Fail
WBJV046	D0	490.09	490.09	P1382	2005/09/WBJV-016	0.245	0.290	0.201	0.16	Fail
WBJV046	D0	504.15	504.15	P1394	2005/09/WBJV-016	0.245	0.290	0.201	0.2	Fail

Table 9: Samples failed for Rh.

CONCLUSION

In conclusion, the following failed samples listed in Table 10, are located in the Reef.

BHID	Defl	From	To	Sample ID	Pt	Pd	Reef	Comment
WBJV01	D0	474.700	474.70	J2513		5.37	UG2	Located in the Reef, waste cut, <1g/t
WBJV02	D2	543.12	543.12	J2796		5.375	UG2	In the Reef, >1g/t
WBJV12	D0	64.75	64.75	O3162		5.35	MR	In the Reef, waste, >1g/t
WBJV11	D2	388.61	388.61	O3624	0.15		UG2	In the Reef, waste, >1g/t
WBJV15	D0	390.73	390.73	O3596	0.17		MR	FW contact to Reef, 9g/t
WBJV33	D1	409.13	409.13	P222	0.08		UG2	In the Reef, waste, <1g/t
WBJV43	D1	579.90	579.90	P527	0.08		UG2	In the Reef, waste, 2g/t

Table 10: Conclusion.

Discussion

Two Standards failed in the Merensky Reef and a further five Standards within the UG2 Reef. As Pt and Pd are the main contributor to value within the 3PGM+Au value, is it deemed a true failure when Pt and Pd are affected and the standard fails by a margin such that a material change to the intercept may result. This occurred on one intercept. Only WBJV15 D0 falls into this category and this intersection was not used in the economic evaluation. When either Au or Rh fail is it not deemed significant as these elements only contributes a small portion of economic value within the 3PGM+Au value. The Standards (individual elements) that failed are all of low value contribution (<1g/t; except WBJV15 D0) is not deemed as significant. In the case of WBJV15 DO, the quality of the intersection did not pass the QA/QC inspection to be allowed for economic consideration and thus removed form the statistical database.

In general the number of standard that failed overall are less than 1% of the total submitted for analysis, thus the assay reliability is considered to be of a high and reliable quality.

Item 15(d): Comments on the Sampling Adequacy, Sample Preparation, Security and Analytical Procedures:

The sampling preparation, security and analytical procedures are of a high standard and are of an acceptable industrial, commercial and scientific nature.

ITEM 16: DATA VERIFICATION

Item 16(a) Description of the Quality Control Measures and Data Verification:

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4 size logging sheets. After been captured manually, the data is electronically captured into a digital logging program (SABLE). In undertaking the exercise, the program is very specific in the requirements and standards it requires. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (DATAMINE). Modelling packages are unforgiving in their acceptance of conflicting data. This is to say that if there are any overlaps in distances, inconsistencies in stratigraphic or economic horizon nomenclature, then the input is aborted. This is the second stage of verification.

Having gone through the two stages of digital data verification a third stage of section construction and continuity is generated through DATAMINE. The lateral continuity and the packages of hangingwall and footwall straitigraphic units then have to align or be in a format consistent with the general geometry. Should this not be the case then the information is again aborted and thus the third stage of verification is reached.

The final stage of verification of the data is of a geostatistical nature where population distributions, variance and spatial relationships are considered. Anomalies either in grade, thickness, isopach and isocon trends are noted and interrogated. Should inconsistencies and varying trends be un-explainable then the base data is again interrogated until the suitable explanation is obtained.

Item 16(b) Comment on the Authors Verification or Comment on the Responsible Persons Verification Process:

The geological and economic base data has been verified by the QP, and has been found to be acceptable.

Item 16(c): Nature of the Limitations of the Data Verification Process:

As in the case of all information, inherent bias and inaccuracies can and may be present. However with the verification process that has been carried out, should there be a bias or inconsistency in the data, the error would have no material consequence in the interpretation of the model or evaluation.

The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage that it is entered into the deposit modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been done on the recording of the drill hole, the assay interpretation and final compilation of the information. The individuals in PTM’s senior management and board of directors who completed the tests and designed the processes are non-independent mining or geological Qualified Persons.

Item 16(d): Possible Reasons for not having completed a Data Verification Process:

All data has been verified before being statistically processed.

ITEM 17: ADJACENT PROPERTIES

Item 17(a) Comment of Public Domain Information of the Adjacent Properties:

The adjacent property to the WBJV is the Bafokeng Rasimone Platinum Mine which operates under a joint venture between Anglo Platinum and the Royal Bafokeng Nation. The operation lies directly to the south of the Elandsfontein and Frischgewaagd Project areas and operating stopes are within 1500m of the WBJV current drilling area. This is an operational mine and the additional information is published in the 2004 AP Annual Report which can be found on www.angloplats.com website.

The Royal Bafokeng Nation has itself made public disclosures and information with respect to the property and this can be found on www.rbr.co.za.

Salient features derived from the sources mentioned above include the following (Investment Analysts Report March 11, 2005, Anglo Platinum Website):

  An original design of 200,000 tons per month Merensky Reef operation from twin declines with a dip mining method. A team approach. The mine also completed an open cast Merensky Reef and UG2 Reef operation and mechanised mine was started in the south part of the mine.
  The planned steady state is to increase to 220,000 tons per month, 80% from traditional breast mining. As a result of returning to traditional breast mining development requirements reduced.
  The plan also reverted to single skilled operators.
  The mine mills about 2,400,000 per year with a built up head grade of 4.47 g/t 4PGE in 2004.
  Mill recovery in 2004 was 85.83%.
  200,000 refined platinum ounces are planned to be produced in 2005.
  Operating costs per ton milled in 2002, 2003 and 2004 were R284/t, R329/t and R372/t respectively.

Item 17(b) Source of Adjacent Property Information:

The BRPM operations information is found on website www.angloplats.com and the BRPM Royal Babokeng Nation’s information is found on website www.rbr.co.za.

Item 17(c) Applicability of the Adjacent Property Information:

Due to the WBJV being a continuous and an adjacent orebody to the WBJV, the information obtained from the BRPM operations is vital and appropriate in making decisions about the WBJV.

Item 17(d) Comment on the Application of the Adjacent Property Information:

The BRPM technical and operational information can be useful to the WBJV in so far as planning statistics are concerned. It must be remembered that the overall design and modus operandi of the WBJV is different to that of the BRPM operations and only certain aspects of the BRPM design can be used. The overall design recommendations for the WBJV have relied upon a more “industrial norm” approach by choosing the best practice approached across the industry.

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

Metallugical investigations are planned and have commenced and will be reported on in Pre-feasibility reports.

ITEM 19: MINERAL RESOURCE ESTIMATES

Item 19(a) Standard Reserve and Resource Reporting System:

The author has complied with the SAMREC code of reporting of mineral resources and mineral reserves. The code allows for a resource or reserve to be upgraded (or down graded) if, amongst others, economic, legal, environmental, permitting circumstances change. The author has allowed for a geological and geostatistical set or rules for the classification of either the resource or reserve. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured resource classification and the Probable and Proved reserve classification.

Item 19(b) Comment on Reserves and Resources Subsets:

This particular report deals primarily with the Indicated and Inferred Resources. The specific data distribution and geographic layout allows for the inferred resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred and Indicated Resource category and therefore has NO further subdivision or sub classifications.

Item 19(c) Comment on Indicated Resource Subset:

The definition of the resource is as defined in the SAMREC code and is in no manner or form duplicated and double accounted.

Item 19(d) Relationship of the QP/s to the Issuer:

The Qualified Person responsible for this report has a contractual but no commercial or any other relationship with PTM other than to compile and complete this report.

Item 19(e) Detailed Mineral Resource Tabulation:

From the interpolated block model a mineral resource was calculated for the Pegmatoidal Feldspathic Pyroxenite Facies (FPP) and Contact Reef (CR) of the Merensky Reef and for the UG2 reef (Table 11). The FPP domain covers the Pegmatoidal Feldspathic Pyroxenite and

Hartzburgite facies of the Merensky Reef. Table11 shows the tonnage and grade for each facies at specific cut-off grade (3PGM + Au (cmg/t)). The block model cells with a channel width of less than 1 metre were diluted to a minimum channel width of 1m. Channel width values of greater than 1m were kept as is. The cut-off grade categories are on content (3PGM + Au (cm g/t)) because the interpolation was done on content as was the mechanism for the change of support or post processing. Diagram 8 shows the grade tonnage curve for the different reefs and respective domains. The highlighted entry in the table is there to draw attention to the specific cutoff for any one resource category. A summary of the declared resources are tabulated below.

The resources include the upgrading to the Indicated category of a portion of the Merensky Reef resources and new Indicated Resources have been outlined on the UG2 Reef. In addition, new resources have been outlined on the Merensky Reef from surface to 250 meters deep. On the UG2 Reef in Project 2, new resources have been delineated with an average 1.62 meter reef thickness near surface, on strike from the area previously investigated. Two drill rigs are currently operating in this area.

Approximately 40 % of the Western Bushveld Joint Venture surface area has been investigated in drilling to date by PTM, the operator of the Western Bushveld Joint Venture. PTM has completed approximately 30,000 meters of drilling in 65 holes and this update includes the results up to hole 53, along with previous results from Anglo Platinum. The resources are estimated by the kriging statistical method and the Indicated Resources have a drill spacing of approximately 250 meters or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These account for approximately 35% of the area. The resource estimate has taken this into account.

The prill split estimates of the platinum, palladium, rhodium and gold (4E) have been provided in compliance with Canadian National Policy 43-101. Caution must be exercised with respect to these estimates as they have been calculated by simple arithmetic means. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, the prill split has been calculated using the arithmetic mean of the assay information.

Table 11: Mineral Resource for the Merensky and UG2 Reefs.

Cut-Off	Tonnage	DIP	Tonnage (Corrected for dip)	Loss	Tonnage	Mining Width	Av Gold 4E		Metal Content
cmg/t	Mt		Mt	%	Mt	cm	cmg/t	g/t	Kg	Moz
Merensky (CR Facies) Inferred
0	4.202	15	4.350	10	3.915	112	131	1.17	4562	0.1467
100	2.561	15	2.651	10	2.386	115	168	1.46	3494	0.1123
300	0.022	15	0.023	10	0.021	112	326	2.90	59	0.0019
400	0.001	15	0.001	10	0.001	104	433	4.17	3	0.0001
500	0.000	15	0.000	10	0.000	101	568	5.63	0	0.0000
700	0.000	15	0.000	10	0.000	0	0	0.00	0	0.0000
900	0.000	15	0.000	10	0.000	0	0	0.00	0	0.0000
Merensky (CR Facies) Indicated
0	2.918	15	3.021	10	2.719	103	68	0.66	1786	0.0574
100	0.595	15	0.616	10	0.554	103	130	1.26	700	0.0225
300	0.001	15	0.001	10	0.001	102	353	3.46	4	0.0001
400	0.000	15	0.000	10	0.000	101	474	4.68	1	0.0000
500	0.000	15	0.000	10	0.000	101	569	5.62	0	0.0000
700	0.000	15	0.000	10	0.000	0	0	0.00	0	0.0000
900	0.000	15	0.000	10	0.000	0	0	0.00	0	0.0000
Merensky (FPP facies) Inferred
0	15.132	15	15.665	10	14.098	133	897	6.72	94747	3.0462
100	15.131	15	15.663	10	14.097	133	897	6.72	94746	3.0462
300	14.952	15	15.479	10	13.931	134	905	6.78	94429	3.0360
400	14.588	15	15.101	10	13.591	134	919	6.88	93488	3.0057
500	13.752	15	14.236	10	12.812	134	947	7.09	90775	2.9185
700	10.491	15	10.860	10	9.774	134	1052	7.86	76792	2.4689
900	6.611	15	6.844	10	6.160	134	1201	8.94	55081	1.7709
Merensky (FPP Facies) Indicated
0	4.424	15	4.579	10	4.121	130	887	6.83	28149	0.9050
100	4.423	15	4.579	10	4.121	130	887	6.83	28148	0.9050
300	4.236	15	4.385	10	3.946	130	916	7.04	27785	0.8933
400	3.950	15	4.089	10	3.680	131	957	7.33	26973	0.8672
500	3.561	15	3.686	10	3.317	131	1012	7.71	25568	0.8220
700	2.667	15	2.761	10	2.485	134	1150	8.59	21338	0.6860
900	1.880	15	1.947	10	1.752	138	1298	9.43	16519	0.5311
UG2 Inferred
0	23.939	15	24.782	10	22.304	161	312	1.94	43259	1.3908
100	18.374	15	19.020	10	17.118	161	388	2.41	41275	1.3270
300	9.136	15	9.457	10	8.512	161	604	3.75	31914	1.0260
400	7.178	15	7.431	10	6.688	162	674	4.15	27757	0.8924
500	5.377	15	5.566	10	5.009	164	749	4.55	22817	0.7336
700	2.757	15	2.854	10	2.568	169	899	5.33	13685	0.4400
900	0.893	15	0.924	10	0.832	170	1128	6.63	5518	0.1774
UG2 Indicated
0	13.415	15	13.887	10	12.499	151	277	1.83	22877	0.7355
100	9.736	15	10.079	10	9.071	152	359	2.36	21436	0.6892
300	4.697	15	4.862	10	4.376	147	555	3.77	16495	0.5303
400	3.474	15	3.596	10	3.236	147	627	4.25	13754	0.4422
500	2.376	15	2.460	10	2.214	148	709	4.78	10589	0.3404
700	0.939	15	0.972	10	0.875	149	894	5.99	5241	0.1685
900	0.331	15	0.343	10	0.309	150	1097	7.33	2261	0.0727

(Footnote: If the Merensky Reef is less than 1metre then the value is corrected to 1m)

Estimated Indicated Resource Base: See Cautionary Notes

(MR FPP indicates Feldspathic Pegmadoidal Pyroxenite on the Merensky Reef and MR CR indicates Merensky Reef Contact Reef.)

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	400	3.680	7.33	1.31	1.31	26.973	0.8672
MR CR	400	0.00015	4.68	1.01	1.01	0.009	0.000001
UG2	400	3.236	4.25	1.47	1.47	13.754	0.4422
Total Indicated	400	6.916	5.89	1.37	1.37	40.734	1.3103

The cut-offs for Indicated and Inferred Resources have been established by the QP after a review of potential operating costs and other factors.

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.82	26%	1.94	3%	0.26	4%	0.31
MR CR	66%	3.08	26%	1.24	3%	0.16	4%	0.20
UG2	63%	2.69	27%	1.13	9%	0.39	1%	0.04

Estimated Inferred Resource Base: See Cautionary Notes

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR Domain FPP	400	13.591	6.88	1.34	1.34	93.488	3.0057
MR Domain CR	400	0.001	4.17	1.04	1.04	0.003	0.0001
UG2	400	6.688	4.15	1.62	1.62	27.757	0.8924
Total Inferred	400	20.280	5.98	1.41	1.41	121.248	3.8982

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.53	26%	1.82	3%	0.24	4%	0.29
MR CR	66%	2.74	26%	1.10	3%	0.15	4%	0.18
UG2	63%	2.62	27%	1.11	9%	0.38	1%	0.04

Estimated Indicated Resource Base above 250m below surface:

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP Above 250m	400	0.475	8.40	1.31	1.31	3.987	0.1282
MR CR above 250m	400	0.0002	4.68	1.01	1.01	0.0007	0.00001
UG2 above 250m	400	0.111	3.85	1.47	1.47	0.460	0.0148
Total Indicated above 250m	400	0.586	7.59	1.37	1.37	4.448	0.1430

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	5.53	26%	2.22	3%	0.29	4%	0.36
MR CR	66%	3.08	26%	1.24	3%	0.16	4%	0.20
UG2	63%	2.43	27%	1.03	9%	0.35	1%	0.04

Estimated Inferred Resource Base above 250m below surface:

	Cutoff (cm g/t)	Million Tonnes	Grade g/t 4E	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP above 250m	400	0.495	6.91	1.34	1.34	3.418	0.1099
MR CR above 250m below	400	0.0006	4.16	1.04	1.04	0.0028	0.0001
UG2 above 250m below	400	4.20	4.08	1.62	1.62	16.400	0.5273
Total Inferred above 250m	400	4.696	4.22	1.41	1.41	19.821	0.6373

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	66%	4.55	26%	1.83	3%	0.24	4%	0.29
MR CR	66%	2.63	26%	1.10	3%	0.38	4%	0.04
UG2	63%	2.58	27%	1.08	9%	0.37	1%	0.04

Diagram 8: Grade Tonnage Curve for the Merensky and UG2 Reefs

Item 19(f) Key Assumptions, Parameters and Methods of Resource Calculation:

A total of 53 boreholes were drilled in the area of interest (Refer to Diagram 5) of which only 44 boreholes could be used for Merensky Reef mineral resource estimation and 42 boreholes for UG2 mineral resource estimation. A number of historical boreholes were originally found to not meet with the quality assurance criteria and were not used in the evaluation of the project area.

A total of 21 boreholes intersected the Contact Reef type reef and 23 boreholes the Pegmatoidal Feldspathic Pyroxenite Facies-type reef. The assay values reflect 3PGM + Au. An area towards the southwest has been defined where resource estimation is not possible for the Merensky Reef. The reason is based on the diamond drilling information having intersected the reefs at less than 50 m from surface resulted in an excessive core loss and often intersected units where a thinning of the reefs and/or stratigraphy occur leading to reef identification/correlation problems. No resource has been estimated for the northwestern part of the Pegmatoidal Feldspathic Pyroxenite Facies reef type area since no grade data exist in this area.

The original borehole and deflections have been combined (weighted average) to represent a single intersection for each borehole. Borehole reef width and PGM (3PGM + Au) grades used in the resource estimation exercises are depicted in Tables 1a and 1b .

The available borehole data consists of previously drilled AP holes and recently drilled PTM. The AP borehole PGM values consisted of Pt, Pd, Rh and Au. Some of the drilled holes did not have Rh values and these were obtained from existing relationship of Pt and Rh values (Refer to Diagrams 9 and 10).

In the evaluation process the metal content (3PGM + Au cmg/t) and channel width (cm) are used. The channel width refers to the corrected reef width. The values have been interpolated into a 2D block model. The grade (g/t) has been calculated from the interpolated content and channel width values. All interpolated model cells for both the Merensky Reef and UG2 reefs of less than 1m have been diluted to reflect a minimum mining width cut of 1m. A regional dip of 15 degrees was used for channel width corrections.

The Merensky Reef was divided into two distinct facies type consisting of one geological domain each (Refer to Diagram 11, 12a) whereas the UG2 consists of only one facies type with different geological domains (Refer to Diagram 12b). Grade estimation was done within specific geological domains.

Statistical Analysis

Descriptive statistics in the form of histograms (frequency distributions) and probability plots (evaluate the normality of the distribution of a variable) were used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 – no skewness). Kurtosis measures the "peakedness" of a distribution (3 – normal distribution).

Descriptive statistics for the Merensky and the UG2 Reefs are summarised in Tables 12, 13 and 14.

Table 12: Descriptive statistics for the Merensky Reef (CR Facies)

CR – Domain 1

Variable	Descriptive Statistics (Spreadsheet1)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM1ALL_CR_CW	2	104.0000	104.0000	104.0000	0.000	0.00000
DOM1ALL_CR_GT	2	1.0100	0.6100	1.4100	0.320	0.56569
DOM1ALL_CR_CMGT	2	105.0400	63.4400	146.6400	3461.120	58.83128

CR – Domain 2

Variable	Descriptive Statistics (Spreadsheet3)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM2ALL_CR_CW	15	102.2000	97.00000	114.0000	25.171	5.01711	1.355772	0.765542
DOM2ALL_CR_GT	15	0.3907	0.04000	1.6100	0.196	0.44274	1.727855	3.054209
DOM2ALL_CR_CMGT	15	40.2620	4.40000	159.39	2067.314	45.46772	1.585318	2.142528

CR – Domain 3

Variable	Descriptive Statistics (Spreadsheet5)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM3ALL_CR_CW	1	98.0000	98.0000	98.0000
DOM3ALL_CR_GT	1	2.1800	2.1800	2.1800
DOM3ALL_CR_CMGT	1	213.6400	213.6400	213.6400

CR – Domain 4

Variable	Descriptive Statistics (Spreadsheet7)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM4ALL_CR_CW	1	142.0000	142.000	142.000
DOM4ALL_CR_GT	1	2.33	2.33	2.33
DOM4ALL_CR_CMGT	1	330.8600	330.8600	330.8600

CR – Domain 5

Variable	Descriptive Statistics (Spreadsheet9)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM5ALL_CR_CW	1	93.0000	93.0000	93.0000
DOM5ALL_CR_GT	1	4.8200	4.8200	4.8200
DOM5ALL_CR_CMGT	1	448.2600	448.2600	448.2600

Table 13: Descriptive statistics for the Merensky Reef (FPP Facies)

FPP – Domain 1

Variable	Descriptive Statistics (Spreadsheet11)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM0ALL_FPP_CW	23	138.130	98.0000	283.000	2509.0	50.0902	1.636607	2.230550
DOM0ALL_FPP_GT	23	7.244	0.8800	16.15	12.1	3.4775	0.840002	1.006685
DOM0ALL_FPP_CMGT	23	1036.066	124.0800	3876.000	583513.4	763.8805	2.431201	8.314619

Table 14: Descriptive statistics for the UG2 Reef

UG2 – Domain 1

Variable	Descriptive Statistics (Spreadsheet13)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM1ALL_UG2_CW	5	115.6000	97.00000	146.0000	446.300	21.12581	0.856652	-1.26175
DOM1ALL_UG2_GT	5	0.4820	0.07000	1.0900	0.141	0.37599	1.191241	2.36971
DOM1ALL_UG2_CMGT	5	60.70	7.00000	159.1400	3347.477	57.85738	1.683072	3.44366

UG2 – Domain 2

Variable	Descriptive Statistics (Spreadsheet15)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM2ALL_UG2_CW	6	144.8333	83.0000	266.0000	4390.57	66.2614	1.496912	2.281779
DOM2ALL_UG2_GT	6	3.5300	1.4200	4.9800	1.63	1.2784	-0.838405	0.413243
DOM2ALL_UG2_CMGT	6	463.7867	241.4000	739.4800	25948.68	161.0860	0.707010	2.306757

UG2 – Domain 3

Variable	Descriptive Statistics (Spreadsheet17)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM3ALL_UG2_CW	13	172.3077	95.00000	343.0000	7666.231	87.55701	0.918688	-0.625739
DOM3ALL_UG2_GT	13	0.6646	0.07000	1.4000	0.186	0.43131	0.422907	-0.766942
DOM3ALL_UG2_CMGT	13	114.0877	14.91000	274.0000	7605.516	87.20961	0.559974	-0.698160

UG2 – Domain 4

Variable	Descriptive Statistics (Spreadsheet19)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM4ALL_UG2_CW	2	156.5000	112.0000	201.000	3960.5	62.9325
DOM4ALL_UG2_GT	2	3.3200	1.1900	5.450	9.1	3.0123
DOM4ALL_UG2_CMGT	2	614.3650	133.2800	1095.450	462885.6	680.3569

UG2 – Domain 5

Variable	Descriptive Statistics (Spreadsheet21)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM5ALL_UG2_CW	11	145.8182	89.0000	255.000	2638.6	51.3670	1.212027	0.680539
DOM5ALL_UG2_GT	11	3.7509	0.6300	6.210	2.3	1.5272	-0.405511	0.692188
DOM5ALL_UG2_CMGT	11	550.1636	136.7100	1583.550	151146.0	388.7750	2.132311	5.348310

UG2 – Domain 6

Variable	Descriptive Statistics (Spreadsheet23)
	Valid N	Mean	Minimum	Maximum	Variance	Std. Dev.	Skewness	Kurtosis
DOM6ALL_UG2_CW	1	102.0000	102.0000	102.0000
DOM6ALL_UG2_GT	1	4.7700	4.77000	4.77000
DOM6ALL_UG2_CMGT	1	486.5400	486.5400	486.5400

No corrections were made to the data and the statistical analysis show the expected relationships for this type of reefs.

Variography

Variograms are a useful tool to investigate the spatial relationships of samples. Variograms for metal content (cm g/t) and channel width (cm) were modelled. The log variogram is used to assist in establishing the expected structures, ranges and nugget effect for the untransformed cmg/t values in specific domains. Note that the untransformed variograms and not the log-variograms are used for the kriging.

No anisotrophy was found and therefore all variograms were modelled as omidirectional. All variograms were modelled as two structure variograms. Table 15 summarises the variogram model parameters for the different reefs and domains.

Table 15: Variogram parameters

			1st Structure				2nd Structure
Reef	Domain	Nugget %	Sill 1%	Range1 m	Range2 m	Range3 m	Sill 2%	Range1 m	Range2 m	Range3 m
CR	2	30	77	215	215	1	100	540	540	1
CR	3	30	77	215	215	1	100	540	540	1
CR	4	30	77	215	215	1	100	540	540	1
CR	5	30	77	215	215	1	100	540	540	1
FPP	1	31	70	265	265	1	100	802	802	1
UG2	1	28	70	243	243	1	100	498	498	1
UG2	2	30	63	254	254	1	100	519	519	1
UG2	3	28	69	371	371	1	100	744	744	1
UG2	4	28	69	371	371	1	100	744	744	1
UG2	5	26	67	256	256	1	100	558	558	1
UG2	6	28	69	371	371	1	100	744	744	1

Grade Estimation

The full reef composite values (3PGM + Au content (cm g/t)) and channel width (cm) have been interpolated into a 2D block model. Both Simple Kriging (“SK”) and Ordinary Kriging (“OK”) techniques have been used. It has been shown that the SK technique is more efficient when limited data is available for the estimation process.

The 3PGM + Au concentration (g/t) was calculated from the interpolated kriging 3PGM + Au content (cmg/t) and channel width (cm). Detailed checks were done to validate kriging outputs including input data and kriged estimates checks, efficiency checks etc.

The simple kriging process uses a local or global mean as a weighting factor in the kriging process. For this exercise 800m x 800m blocks have been selected to calculate the local mean value for each block in respective domains. A minimum of 4 samples were required for a 800m x 800m block to be assigned a local mean value otherwise a domain global mean is assigned. The majority of the blocks used a global domain mean in the SK process with only a few blocks that used a local mean where there was enough data support.

The following parameters were used in the kriging process:

  Point data – metal content (cmg/t) and channel width (cm)
  200m x 200m x 1m block size
  discretisation 40 x 40 x 1 for each 200m x 200m x 1m block first search volume – 1000m

  Minimum number of samples 4

  Maximum number of samples 40

  second search volume

  1.5 x first search volume

  minimum number of samples 2

  maximum number of samples 40

  third search volume

  3 x first search volume

  minimum number of samples 1

  maximum number of samples 20

  interpolation methods – simple kriging and ordinary kriging
  Local and domain global mean values used in the simple kriging process.

Diagrams 13 to 21 show the channel width, grade (g/t) and content (cm g/t) plots for the Merensky and UG2 Reefs.

Post Processing

During early stages of projects the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMU’s or of much larger blocks units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage over estimated. Some form of post-processing is required to reflect the realistic tonnage grade estimates for respective cutoffs. Using the limited data available preliminary post-processed analysis has been done.

A selective mining unit (SMU) of 20m x 30m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 200m x 200m x 1m, the distribution of selective mining units has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMUs within the large parent blocks – 200m x 200m x 1m (See Assibey-Bonsu and Krige, 1999). This technique for post-processing has been used based on the observed lognormal distribution of the underlying 3PGM + Au values in the project area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

For each parent block the grade, tonnage and metal content above respective cut-offs (on the basis of the SMU’s) were translated into parcels to be used for mine planning.

Grade tonnage curves were therefore calculated for each parent block. The following cut-offs were considered 100, 300, 400, 500, 700 and 900 cmg/t.

A Specific Gravity (SG) of 3.2 was used for both the Merensky Reef UG2 Reef for all tonnage calculations.

Resource Classification

The mineral resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:

  Sampling – Quality Assurance / Quality Control

  Measured : high confidence, no problem areas

  Indicated: high confidence, some problem areas with low risk

  Inferred: some aspects might be of medium to high risk

  Geological Confidence

  Measured : High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.

  Indicated: Good understanding of geological relationships

  Inferred: geological continuity not established

  Number of samples used to estimate a specific block

  Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples.

  Indicated: at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples

  Inferred: less than 3 borehole within the sem-variogram range

  Kriged variance

  This is a relative parameter and is only an indication and used in conjunction with the other parameters.

  Distance to sample (semi-variogram range)

  Measured: at least within 60% of semi – variogram range

  Indicated: within semi-variogram range

  Inferred: further than semi-variogram range

  Lower Confidence Limit (blocks)

  Measured : < 20% from mean (80% confidence)

  Indicated : 20% – 40% from mean (80% – 60% confidence)

  Inferred : more than 40% (less than 60% confidence)

  Kriging Efficiency

  Measured : > 40%

  Indicated : 20 – 40%

  Inferred : <20%

  Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)

  <10% deviation from mean – measured resource

  10 – 20% indicated resource

  >20 inferred resource

Using the above criteria the current Merensky Reef and UG2 reefs in the delineated project area were classified as an Inferred and Indicated Mineral Resource (Diagrams 22, 23 and 24).

Item 19(g) Description of Potential Impact of the Reserve and Resource Declaration with respect to Environmental, Permits, Legal, Title, Taxation, Socio-economic, Marketing and Political Issues:

The intention of the report is to produce a Resource update base on the inferred and indicated resources. However in this report, assumptions are made regarding the environmental conditions, permitting, legal and political issues and assumed, with limited research are favourable. Taxation and marketing issues will be applied in real and un-escalated terms.

Item 19(h) Technical Parameters Effecting the Reserve and Resource Declaration which includes Mining, Metallurgy and Infrastructure:

Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the “flow of ore” parameters.

The methodology takes into account the intentional and unintentional increase in tonnage due to mining. It also takes into account the unintentional and unaccounted loss of metal or metal not reaching the plant or recovered by the plant.

A selective cut of 400 cm g/t was applied to the grade tonnage tabulations for both the Merensky Reef and the UG2 in anticipation of those categories falling below 400 cm g/t would not be economically viable. Clearly detailed optimisation studies need to be done in order to declare specific cutoff based on the working costs, metallurgical recoveries, metal prices, previous work done in the Preliminary Assessment Report filed on Sedar in on August 17, 2005 as well as other factors. It is however the opinion of the QP that a provisional 400cm g/t cutoff would be fair and reasonable for the declaration of the resources in this report.

Item 19(i) 43-101 Rules Applicable to the Reserve and Resource Declaration:

In terms of which this report is issued, the inferred and indicated resources can be used. The specific 43-101 regulations pertaining to this declaration are as specified in Item 4.

Item 19(j) Table showing the Quality, Quantity and Grade of the Multi-element Precious Metal Declaration:

Refer to Table 1a and Table 1b

Item 19(k) Metal Splits for the Multi-element Precious Metal Declaration:

Refer to Table 1a and Table 1b

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

The mineral resource described in this report does not have demonstrated economic viability. Such deductions can only be made once, amongst other, financial and working cost estimates are applied to the resource.

RSA Reserve and Resource Declaration Rules

The South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Mineral Reserves in South Africa.

Documentation prepared for Public Report must be prepared by or under the direction of, and signed by, a Competent Person. A Competent Person is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP) or the Engineering Council of South Africa (ECSA) or any other statutory South African or international body that is recognised by SAMREC. A Competent person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration.

A ‘Mineral Resource’ is a concentration [or occurrence] of material of economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction.

The definitions of each of the Reserves and Resource categories can be found under Item 19(f).

Resource Block Estimation

To further clarity the distribution of the resources declared under Item 19, it is useful to geographically apply the resource results to the geometry of the deposit.

In this regard, the structural model for the project area is shown in Diagrams 6a, b c and d. The structure then allows for specific structurally related block (Diagrams 7a, b, c and d) to be allocated a resource estimate as calculated and reported under Item 19. The methodology employed is the redeployment of the resource model into and bound by the fault block perimeter. The resultant resource block value is as tabulate in Table 16

This information has now been made available for further design and engineering considerations as per the QP’s recommendations.

Mining Block Number	Cut-Off Grade cmg/t	Av Grade 4E g/t	Mining Width cm	Mining Block Number	Cut-Off Grade cmg/t	Av Grade 4E g/t	Mining Width cm	Mining Block Number	Cut-Off Grade cmg/t	Av Grade 4E g/t	Mining Width cm
UG2 reef Elandsfontein				Merensky Reef - FPP Facies Elandsfoneir				Merensky Reef - CR Facies Elandsfontein
mb1	400	3.70	161	mb1	400	6.36	129	mb16	400	4.44	141
mb2	400	4.23	153	mb2	400	7.49	120	mb46	400	4.33	103
mb3	400	4.52	139	mb3	400	8.16	104	mb47	400	4.34	101
mb4	400	4.32	144	mb4	400	7.38	106	mb48	400	4.64	103
mb5	400	3.75	172	mb5	400	7.01	125	mb49	400	4.68	101
mb6	400	4.41	159	mb6	400	7.05	108	mb50	400	4.76	102
mb7	400	4.37	174	mb7	400	7.05	102	mb52	400	4.74	104
mb8	400	4.38	154	mb8	400	7.07	111	mb59	400	4.44	93
mb9	400	4.33	152	mb9	400	6.61	107	Merensky Reef - CR Facies Frischgewaagd
mb10	400	2.33	188	mb10	400	6.39	106	mb2	400	4.16	104
mb11	400	4.41	179	mb11	400	6.71	109	mb3	400	4.16	104
mb12	400	2.88	168	mb12	400	6.48	113	mb4	400	4.16	104
mb13	400	3.48	168	mb13	400	6.21	111	mb5	400	4.16	104
mb14	400	2.00	222	mb14	400	8.08	127	mb8	400	4.16	104
mb15	400	2.39	177	mb15	400	5.39	127	mb9	400	4.16	104
mb16	400	4.42	146	mb16	400	7.52	132	mb11	400	4.17	104
mb17	400	3.48	140	mb17	400	7.59	130	mb12	400	4.16	104
mb18	400	4.30	144	mb18	400	7.39	129	mb13	400	4.16	104
mb19	400	3.85	144	mb19	400	7.29	128	mb14	400	4.16	104
mb20	400	3.32	149	mb20	400	5.81	121	mb15	400	4.16	104
mb21	400	3.25	154	mb21	400	5.84	124	mb16	400	4.16	104
mb22	400	3.43	140	mb22	400	5.41	124	mb17	400	4.17	104
mb23	400	3.89	132	mb23	400	7.42	130	mb18	400	4.16	104
mb24	400	4.11	118	mb24	400	7.42	128	mb19	400	4.16	104
mb25	400	4.43	156	mb25	400	7.37	128	mb21	400	4.16	104
mb26	400	4.34	147	mb26	400	5.42	125	mb22	400	4.16	104
mb27	400	4.43	146	mb27	400	7.10	107	mb23	400	4.17	104
mb28	400	4.20	160	mb28	400	6.48	112	mb24	400	4.16	104
mb29	400	4.46	180	mb29	400	6.25	114	mb25	400	4.16	104
mb30	400	4.28	174	mb30	400	5.31	130	mb26	400	4.17	104
mb31	400	4.19	154	mb31	400	6.78	147	mb27	400	4.17	104
mb32	400	4.14	160	mb32	400	6.30	114	mb28	400	4.16	104
UG2 Reef Frischgewaagd				mb33	400	7.14	127	mb29	400	4.16	104
mb1	400	4.62	157	mb34	400	7.29	110	mb31	400	4.16	104
mb2	400	4.35	169	mb35	400	5.68	120	mb35	400	4.16	104
mb3	400	4.30	168	mb36	400	5.93	123
mb4	400	4.37	169	mb37	400	6.24	139
mb5	400	3.15	172	mb38	400	8.21	113
mb6	400	2.67	172	mb39	400	7.32	130
mb7	400	4.66	189	mb40	400	6.49	110
mb8	400	4.55	172	mb41	400	6.96	151
mb9	400	2.77	168	mb42	400	6.53	146
mb10	400	2.66	172	mb43	400	5.69	139
mb11	400	4.60	180	mb44	400	6.23	147
mb12	400	4.48	165	mb45	400	7.69	161
mb13	400	2.86	161	mb47	400	6.24	158
mb14	400	4.36	160	mb48	400	5.02	149
mb15	400	4.31	169	mb51	400	7.81	133
mb16	400	4.63	170	mb53	400	5.60	145
mb17	400	3.60	163	mb54	400	6.51	146
mb18	400	2.77	159	mb55	400	4.99	137
mb19	400	4.82	157	mb56	400	5.92	131
mb20	400	4.12	160	mb57	400	6.16	125
mb21	400	4.00	158	mb58	400	7.10	131
mb22	400	4.33	166	mb59	400	7.23	133
mb23	400	2.92	163	mb60	400	7.19	133
mb24	400	4.66	159
mb25	400	3.30	146
mb26	400	3.80	151
mb27	400	4.20	161
mb28	400	4.92	159
mb29	400	3.60	161
mb30	400	3.34	144
mb31	400	3.61	159
mb32	400	3.48	151
mb33	400	2.66	172

Table 16: Resource Blocks

ITEM 21: INTERPRETATION AND CONCLUSIONS

Item 21 (a) Results:

A mineral resource estimate has been calculated for the Merensky Reef and UG2 Reef from available borehole information. The mineral resource for both the Merensky and UG2 reefs are classified as an Inferred and Indicated Mineral Resources. The Merensky Reef was divided into two distinct domains based on different facies with specific lithological and mineralised characteristics. The in-situ interpolated grade models have been diluted where channel width was less than a 1m mining width to a diluted width of 1m. Reef thickness in excess of 1m are taken as that particular width. Refer to table 11 for the mineral resource results.

Item 21 (b) Interpretation of the Geological Model:

The stratigraphy of the project area is well understood and specific stratigraphic units could be identified in the borehole core. The Merensky Reef and UG2 Reef units could be recognised in the core and is correlatable across the project area. It was possible to interpret major structural features from the borehole intersections as well as from geophysical information.

Item 21 (c) Evaluation Technique:

The evaluation of the project was done using best practices. Simple kriging was selected as the best estimate for the specific borehole distribution. Change of support (SMU blocks) was considered for the initial large estimated parent blocks with specific cut-off grades. The resource is classified as Inferred and Indicated Mineral Resource and could result in grade and variance relationships changes with additional data. With more data the variogram models will improve with resultant confidence in the estimation.

Item 21 (d) Reliability of the Data:

The data has specifically inspected by the First QP and found to be reliable and consistent.

Item 21 (e) Strengths and Weaknesses with respect to the Data:

Weaknesses: As a result of the drill data Inferred and Indicated Resource levels of confidence can be implied. Additional geotechnical work will be required to assess mineability. Although the metallurgical properties of the Merensky and UG2 reefs are well known, detailed metallurgical work will need to assess the recoverable amount of the reported grades.

Strengths: QA/QC work done on laboratory samples is of a high standard, including the insertion of blanks and standards. The data has been found to be consistent and well structured. The support of the digital data by paper originals, chain of custody and drilling records is well assembled and of high quality.

Item 21 (d) Objectives of the Projects Adherence to the Scope of Study:

The intention of this phase of the work program was to be able to have sufficient data and confidence to achieve an upgraded resource estimate. This has been achieved and thus the objectives of the program have been met.

ITEM 22: RECOMMENDATIONS

(a) Further Work Required

The current mineral resource is classified partly as an Indicated Mineral Resource with additional resources classified as Inferred.

Current parameters, including but not being limited to kriging efficiency, 90% lower confidence limit, number of samples used in estimate and variogram ranges show that some of the area is now inside the criteria for indicated mineral resource.

The interpretation of the structural model together with the evaluation results culminate into a mining block (Diagrams 7a, b c and d). These blocks allow for the in situ grade and economic value analysis, which requires further work and interpretation.

It is the recommendation of the QP to commission a Pre-feasibility study to further understand the mining block valuation.

(b) Recommended Phases of Work

The main focus should be to further upgrade more of the Inferred Mineral Resource and Indicated Resources within both the Merensky and UG2 reefs. A Pre-feasibility study is recommended to begin engineer and other evaluation and confirmation work.

(c) Objectives to be Achieved in Future Work Programs

The objectives of the future work programs are to ensure the integrity of the resource by upgrading the confidence level to further increase the Indicated Resource category. The prefeasibility would allow for the engineering and economic evaluation whilst drilling continues as per the recommendation.

(d) Detailed Future Work Programs

To further increase the Indicated Resource additional boreholes are required to be drilled on a 250m x 250m grid. Geostatistical parameters derived from the modelled semi-variograms support a range of 250m as sufficient to upgrade the resource to reserve. At least 10 boreholes need to be drilled to the west and east of the delineated indicated resource area for project 1.

No of Boreholes	Average depth (metres)	Total Inclusive Cost/metre	Total metres (plus deflection drilling)	Rate of Drilling	Total Cost
10	500m	R550/m	5000	250 days	R2.25 M

It is recommended that two deflections (one long 80m, one short 25m) apart from the original intersection be drilled on the Merensky Reef for statistical manipulation. The rate of drilling based on 4 Machines which average 25m/shift (per machine) taking into account site moves and rehabilitation. Drilling will then take six months to complete and taking into account the assaying process will the data will be ready June 2006.

The Frischgewaagd Project Area (Project 2) show currently potential for UG2 reef development. Only a few boreholes have been drilled in this area and further drilling is required to delineate the full potential of this area to move portion of the area into an indicated resource. At least 20 boreholes would be required on a 250m grid.

No of Boreholes	Average depth (metres)	Total Inclusive Cost/metre	Total metres (plus deflection drilling)	Rate of Drilling	Total Cost
20	200m	R550/m	4000	120 days	R2.2 M

The above two phases of drilling will be sufficient to upgrade the resource and allow the project to be recommended for a pre-feasibility level.

(e) Declaration by QP with Respect to the Project Warranting Further Work

It is recommended that additional infill drilling is done for both the Merensky Reef and UG2 reefs. It is further recommend that Pre-feasibility work be commences while drilling is continued.

ITEM 23: REFERENCES

Assibey-Bonsu W. and Krige D.G (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Leeb-Du Toit, A (1986). The Impala Platinum Mines. Mineral Deposits of South Africa, Volume 2, pp 1091 – 1106. Edited by Anhaeusser, CR and Maske, S.

Siepker, EH and Muller CJ (2004). Elandsfontein 102 JQ. Geological assessment and resource estimation. Prepared by Global Geo Services (Pty) Ltd for PTM RSA (Pty) Ltd .

Wagner, PA (1926). The preliminary report on the platinum deposits in the southeastern portion of the Rustenburg district, Transvaal. Mem. Geol.Surv.S Afr., 24, 37pp.

ITEM 24: DATE

The date of this report is 12 January 2006.

CJ Muller
BSc (Hons) Pr. Sc. Nat.

ITEM 25: ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT

PROPERTIES AND PRODUCTION PROPERTIES

Nil to report

ITEM 26: ILLUSTRATIONS

ITEM 26: ILLUSTRATIONS

Active mine
PGM Deposit
PTM Active Project
Rustenberg Suite and associated rocks
Rooiberg Group
Granitics
LOCATION MAP
Republic of South Africa
Northern Limb
Western Limb
Eastern Limb
HWY N1
NONNENWERTH
TWEESPALK
DRENTHE
PPRUST
TURFSPRUIT
WAR SPRINGS
GRASS VALLEY
Polokwane
Mokopane
LEBOWA
MESSINA
GA-PHASHA
TWICKENHAM
MARULA
MODIKWA
KENNEDY'S VALE
TWO RIVERS
EVEREST SOUTH
BOOYSENDAL
DER BROCHEN
BLUE RIDGE
SHEBA'S RIDGE
AMANDELBULT
NORTHAM
UNION
ONDERSTEPOORT
STYLDRIFT
ELANDSFONTEIN
BRPM
IMPALA
CROCODILE RIVER
RUSTENBURG
KROONDAL
LONMIN E & W
PANDORA
Pretoria
Johannesburg
PTM
100 Km

Diagram 1: Illustration of the Eastern, Western and Northern Limb of the Bushveld Igneous Complex.

WESTERN BUSHVELD JOINT VENTURE

Western Bushveld Joint Venture
1:23,842
Legend
Sun City
Ledig
Zwaarverdiend
Swaarverdrift
Onderstepoort
Frischgewaagd
96
Bonwakgogo
Majapele
Vg
Q
Vsi
Vcm
Boshoek
Rhebokhoek
Rendsterdorings
Kookfontein
Sandspruit
Mm
Mc
Mwy
Ml
Chakisa
Pa

Diagram 2: Illustration of the Western Bushveld Joint Venture Location

WESTERN BUSHVELD JOINT VENTURE

Elandsfontein Project Area
Legend
Roads
RGB Composite
Ledig
Chaneng
STYLDRIFT 90 IQ
GOEDGEDACHT 110
BOSCHKOPPIE 104 IQ
ONDERSTEPOORT 98 IQ
FRISCHGEWAAGD 96 IQ
104 IQ

Diagram 3a: Topocadastral Map of the Surrounding Area.

WESTERN BUSHVELD JOINT VENTURE

FRISCHGEWAAGD 96 JQ
90 JQ
Legend
1052
1060
Elandsfontein Project Area
102 JQ
96 JQ
Frischgewaagd
Elandsfontein
Rec
1136
Bonwakgogo
1120

Diagram 3b: Illustration of the Elandsfontein Project Area

8000m
7000m
6000m
5000m
4000m
3000m
2000m
1000m
0m
Magnetite Layers
UPPER ZONE
Gabbro
Olivine Diorite
Anorthesite
LEGEND
PYROXENITE
NORITE
ANORTHESITE
CHROMITITE
Pyroxene Marker
MAIN ZONE
Gabbro
Anorthesite
Norite
Pyroxenite
Merensky Reef
UPPER GROUP
UG 2
UG 1
MERENSKY REEF
Upper Group Chromites
UPPER CRITTICAL ZONE
Anorthesite
Norite
Pyroxene
Middle Group Chromites
MIDDEL GROUP
MG 4
MG 3
MG 2
MG 1
Lower Group Chromites
LOWER CRITICAL ZONE
Pyroxenite
Hartzburgite
Dunite
LOWER ZONE
Pyroxenite
Hartzburgite
Dunite
LOWER GROUP
LG 7
LG 6
& LG 6A
LG 5
MARGINAL ZONE
Norite

Diagram 4a: General Stratigraphy of the Western Bushveld Sequence (BRPM)

BRPM NORTH SHAFT STRATIGRAPHY
Bastard Pyroxenite
Feldspathic pyroxenite - pyroxenite
+ 9 - 14 m
MID 3
Pienk Mottled Anorthosite
MID 2
Leuco-norite
MID 1
Mela-norite – norite
Merensky Pyroxenite
(0.8 – 1.2 m)
Feldspathic pyroxenite (Hanging wall)
Merensky reef
0
(0.03 - 0.05 m)
Mottled anorthosite
FW 1
(1.5 – 3 m)
Banded leuco-norite - norite
Norite with corona textures
(pyroxene - feldspar)
FW 2
(0.3 – 0.5 m)
Pienk Mottled Anorthosite – Pyroxene
bound FW 2 – FW 3 intersection
- 4 m
FW 3
Norite with corona textures (pyroxene - feldspar) grading to Leuco-norite
FW 4
(0.5 – 1 m)
Pienk Mottled Anorthosite
- 7 - 9 m
FW 5
Banded olivine leuco-norite to norite
- 12 - 15 m
FW 6
Mottled anorthosite with pegmatoidal pyroxenite boulders. Bottom Chrome Stringer (BBB) and banded Leuco-norite - Norite
- 20 - 23 m
FW 7
Banded Leuco-norite grading to banded Norite
Olivine Platy Marker

Diagram 4b: Detailed Bastard, Merensky and Footwall Stratigraphy on BRPM.

WESTERN BUSHVELD JOINT VENTURE

1
Legend
JV_Boundary
Farm_Portions
WBJV_Boreholes_WG27
Anglo_Boreholes_WG27
Elands_MR_Dykes
Elands_MR_Subcrop
Elands_MR_Faults
Elands_MR_Inferred_Faults
Elands_MR_Dykeline
Elands_MR_Stoping_Limit
Mimosa
Frisch
Frisch Styl
Elands
Onder
WBJV72
WBJV70
WBJV73
WBJV55
WBJV59
WBJV67
WBJV71
WBJV61
WBJV28
WBJV20
WBJV64
WBJV66
WBJV57
WBJV79
WBJV38
WBJV69
WBJV25
WBJV78
WBJV60
WBJV63
WBJV50
WBJV48
WBJV49
WBJV03
WBJV01
WBJV02
WBJV35
WBJV45
WBJV36
WBJV43
WBJV42
WBJV05
WBJV46
WBJV44
WBJV30
WBJV19
WBJV29
WBJV34
WBJV15
WBJV06
WBJV41
WBJV08
WBJV11
WBJV23
WBJV13
WBJV40
WBJV58
WBJV32
WBJV39
WBJV16
WBJV04
WBJV10
WBJV37
WBJV07
WBJV65
WBJV54
WBJV56
WBJV62
WBJV52
WBJV47
WBJV14
WBJV24
WBJV18
WBJV17
WBJV22
WBJV51
WBJV68
WBJV33
WBJV31
WBJV12
WBJV27
WBJV53
WBJV21
WBJV77
WBJV76
WBJV75
0
1,000
2,000
Meters

click graphic to enlarge

click graphic to enlarge

WESTERN BUSHVELD JOINT VENTURE

1

Legend
JV_Boundary
Farm_Portions
WBJV_Boreholes_WG27
Anglo_Boreholes_WG27
Frisch_MR_Faults
Frisch_MR_Dykes
Frisch_MR_Stoping_Limit
Frisch_MR_Inferred_Faults
Frisch_MR_Inferred_Dykes
Frisch_MR_Contact
Frisch_MR_Basement
Frisch_MR_Outcrop
Frisch
Frisch Styl
Frisch Styl
Frisch
Frisch
Mimosa
Mimosa
Onder
Onder
Elands
Elands
WBJV09
WBJV72
WBJV70
WBJV73
WBJV55
WBJV67
WBJV59
WBJV61
WBJV71
WBJV28
WBJV20
WBJV64
WBJV57
WBJV66
WBJV79
WBJV38
WBJV69
WBJV25
WBJV78
WBJV60
WBJV63
WBJV02
WBJV19
WBJV05
WBJV42
WBJV29
WBJV34
WBJV06
WBJV08
WBJV11
WBJV23
FG27
FG31
FG25
FG30
FG35?
BH1605A
FG32
ELN09
FG35
ELN07
0
1,000
2,000
Meters

click graphic to enlarge

WESTERN BUSHVELD JOINT VENTURE

1
Legend
JV_Boundary
Farm_Portions
WBJV_Boreholes_WG27
Anglo_Boreholes_WG27
Elands_UG2_Faults
Elands_UG2_Inferred_Faults
Elands_UG2_Dykeline
Elands_UG2_Stoping_Limit
Elands_UG2_Basement
Elands_UG2_Dykes
Mimosa
Frisch
Frisch Styl
Elands
Onder
WBJV72
WBJV70
WBJV73
WBJV55
WBJV67
WBJV59
WBJV71
WBJV61
WBJV28
WBJV20
WBJV64
WBJV66
WBJV57
WBJV79
WBJV69
WBJV38
WBJV25
WBJV78
WBJV63
WBJV60
WBJV19
WBJV50
WBJV49
WBJV48
WBJV03
WBJV01
WBJV02
WBJV35
WBJV45
WBJV36
WBJV43
WBJV42
WBJV05
WBJV46
WBJV44
WBJV30
WBJV29
WBJV34
WBJV15
WBJV06
WBJV41
WBJV08
WBJV11
WBJV13
WBJV23
WBJV40
WBJV58
WBJV32
WBJV39
WBJV16
WBJV04
WBJV10
WBJV37
WBJV07
WBJV65
WBJV54
WBJV56
WBJV62
WBJV52
WBJV47
WBJV14
WBJV24
WBJV18
WBJV17
WBJV22
WBJV51
WBJV68
WBJV33
WBJV31
WBJV12
WBJV27
WBJV53
WBJV21
WBJV77
WBJV76
WBJV75
0
1,000
2,000
Meters

click graphic to enlarge

WESTERN BUSHVELD JOINT VENTURE

1
Legend
JV_Boundary
Farm_Portions
WBJV_Boreholes_WG27
Anglo_Boreholes_WG27
Frisch_UG2_Faultline
Frisch_UG2_Faults
Frisch_UG2_Stoping_Limit
Frisch_UG2_Dykeline
Frisch_UG2_Inferred_Faults
Frisch_UG2_Contact
Frisch_UG2_Basement
Frisch_UG2_Outcrop
Frisch_UG2_Inferred_Dykes
Frisch_UG2_Dykes
Mimosa
Mimosa
Frisch
Frisch Styl
Frisch Styl
Frisch
Frisch
Onder
Onder
Elands
Elands
WBJV09
WBJV72
WBJV70
WBJV73
WBJV55
WBJV59
WBJV67
WBJV61
WBJV71
WBJV28
WBJV20
WBJV64
WBJV57
WBJV66
WBJV79
WBJV38
WBJV69
WBJV25
WBJV78
WBJV60
WBJV63
WBJV02
WBJV42
WBJV05
WBJV19
WBJV29
WBJV34
WBJV06
WBJV08
WBJV11
WBJV23
FG27
FG31
FG30
BH1605A
FG32
ELN09
FG35
ELN07
0
1,000
2,000
Meters

click graphic to enlarge

Diagram 7A

PTM
ELANDSFONTEIN MR MINING BLOCKS NUMBERS
Scale 1:15000
-2812000,0 N
-2812500,0 N
-2813000,0 N
-2813500,0 N
-2814000,0 N
-2814500,0 N
7500,0 E
8000,0 E
9000,0 E
9500,0 E
10000,0 E
10500,0 E

Diagram 7B

PTM
FRISCHGEWAAGD MR MINING BLOCKS NUMBERS
Scale 1:10000
-2811500.0 N
-2812000.0 N
-2812500.0 N
-2813000.0 N
5500.0 E
6000.0 E
6500.0 E
7000.0 E
7500.0 E
1
2
3
4
5
6
7
8
9
10
11
12
13
14
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
37

Diagram 7C

PTM
Scale 1:15000
-2812000.0 N
-2812500.0 N
-2813000.0 N
-2813500.0 N
-2814000.0 N
-2814500.0 N
7500.0 E
8000.0 E
9000.0 E
9500.0 E
10000.0 E
10500.0 E
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32

Diagram 7D

PTM
Scale 1:10000
-2811500.0 N
-2812000.0 N
-2812500.0 N
-2813000.0 N
5500.0 E
6000.0 E
6500.0 E
7000.0 E
7500.0 E
1
2
3
4
5
6
7
8
9
10
11
12
13
14
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34

Diagram 11

PTM WBJVC
Merensky Reef Facies
Scale 1:20000
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
Merensky Reef Facies
FPP Facies
CR Facies

Diagram 12A

PTM WBJVC
CR FACIES DOMAINS
Scale 1:20000
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
CR Domains
Domain1
Domain2
Domain3
Domain4
Domain5

Diagram 12B

PTM WBJVC
UG2 DOMAINS
Scale 1:20000
N
6000.0 E
7000.0 E
9000.0 E
10000.0 E
8000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
UG2 Domains
Domain1
Domain2
Domain3
Domain4
Domain5
Domain6

Diagram 13

PTM WBJVC
FPP FACIES 3PGE+Au CONTENT
Scale 1:20000
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
N
FPP CMGT
[0 , 300]
[300 , 500]
[500 , 700]
[700 , 900]
[900 , 1100]
[1100 , 1300]
[1300 , 1500]
[1500 , 2200]

Diagram 14

PTM WBJVC
FPP FACIES CW (cm)
Scale 1:20000
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
CW (cm)
[109.99 , 119.11]
[119.11 , 128.23]
[128.23 , 137.35]
[137.35 , 146.47]
[146.47 , 155.59]
[155.59 , 164.71]
[164.71 , 173.83]
[173.83 , 182.96]

Diagram 15

PTM WBJVC
FPP FACIES 3PGE+Au (g/t)
Scale 1:20000
7000.0 E
8000.0 E
11000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
8000.0 E
9000.0 E
10000.0 E
11000.0 E
FPP (g/t)
[4.32 , 5.25]
[5.25 , 6.19]
[6.19 , 7.12]
[7.12 , 8.06]
[8.06 , 9]
[9 , 9.93]
[9.93 , 10.87]
[10.87 , 11.81]

Diagram 16

PTM WBJVC
CR FACIES 3PGE+AU CONTENT
Scale 1:20000
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
CR FACIES CMGT
[27.25 , 59.05]
[59.05 , 90.84]
[90.84 , 122.64]
[122.64 , 154.43]
[154.43 , 186.22]
[186.22 , 218.02]
[218.02 , 249.81]
[249.81 , 281.61]

Diagram 17

PTM WBJVC
CR FACIES CW (cm)
Scale 1:20000
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
CR CW (cm)
[93 , 99.125]
[99.125 , 105.25]
[105.25 , 111.375]
[111.375 , 117.5]
[117.5 , 123.625]
[123.625 , 129.75]
[129.75 , 135.875]
[135.875 , 142]

Diagram 18

PTM WBJVC
CR FACIES 3PGE+Au (g/t)
Scale 1:20000
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
CR 4E (g/t)
[0.27 , 0.61]
[0.61 , 0.95]
[0.95 , 1.3]
[1.3 , 1.64]
[1.64 , 1.99]
[1.99 , 2.33]
[2.33 , 2.68]
[2.68 , 3.03]

Diagram 19

PTM WBJVC
UG2 3PGE+Au CONTENT
Scale 1:20000
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
UG2 CMGT
[48.22 , 157.33]
[157.33 , 266.44]
[266.44 , 375.54]
[375.54 , 484.65]
[484.65 , 593.75]
[593.75 , 702.86]
[702.86 , 811.96]
[811.96 , 921.1]

Diagram 20

PTM WBJVC
UG2 CW (cm)
Scale 1:20000
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
N
CW UG2 (cm)
[102 , 122.65]
[122.65 , 143.3]
[143.3 , 184.6]
[184.6 , 205.25]
[205.25 , 225.9]
[225.9 , 246.55]
[246.55 , 267.3]

Diagram 21

PTM WBJVC
UG2 3PGE+ Au (g/t)
Scale 1:20000
Diagram 20
5000.0 E
6000.0 E
7000.0 E
8000.0 E
9000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
N
UG2 4E (g/t)
[0.32 , 0.88]
[0.88 , 1.43]
[1.43 , 1.99]
[1.99 , 2.55]
[2.55 , 3.11]
[3.11 , 3.67]
[3.67 , 4.22]
[4.22 , 4.79]

Diagram 22

WBJV PROJECT (PTM)
FPP FACIES RESOUCE CLASIFICATION
Scale 1:20000
N
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
11000.0 E
-2812000.0 N
-2813000.0 N
-2814000.0 N
LEGEND
INDICATED
INFERRED

Diagram 23

WBJV PROJECT (PTM)
CR FACIES RESOUCE CLASIFICATION
Scale 1:20000
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
N
LEGEND
INDICATED
INFERRED

Diagram 24

WBJV PROJECT (PTM)
UG2 RESOUCE CLASIFICATION
Scale 1:20000
N
-2811000.0 N
-2812000.0 N
-2813000.0 N
-2814000.0 N
6000.0 E
7000.0 E
8000.0 E
9000.0 E
10000.0 E
LEGEND
INDICATED
INFERRED

UG2 REEF USED FOR EVALUATION

BHID	FROM(m)	TO(m)	WIDTH(cm)	CBA	RW(cm)	Pt(g/t)	Pd(g/t)	Rh(g/t)	Au(g/t)	4E(g/t)	REEF	UG2VALID
WBJV001_D0	471.60	475.60	0.22	15	0.21	0.361	0.127	0.082	0.0001	0.57	UG2	PASS
WBJV001_D1	472.20	475.86	0.18	15	0.17	0.268	0.103	0.072	0.005	0.45	UG2	PASS
WBJV001_D2	466.08	468.97	0.17	15	0.16	0.367	0.143	0.082	0.0001	0.59	UG2	PASS
WBJV002_D0	555.92	557.62	0.22	15	0.21	2.029	0.728	0.255	0.013	3.03	UG2	PASS
WBJV002_D1	548.98	549.98	0.20	15	0.20	2.067	0.720	0.259	0.010	3.06	UG2	PASS
WBJV002_D2	542.91	544.10	0.20	15	0.20	2.224	0.730	0.276	0.005	3.23	UG2	PASS
WBJV003_D0	536.68	537.68	0.21	15	0.21	2.675	0.901	0.323	0.023	3.92	UG2	PASS
WBJV003_D1	537.11	538.59	0.25	15	0.24	1.973	1.165	0.250	0.030	3.42	UG2	PASS
WBJV003_D2	556.32	557.32	0.21	15	0.21	0.397	0.123	0.086	0.001	0.61	UG2	PASS
WBJV005_D0	483.89	486.02	0.22	15	0.21	0.500	0.160	0.096	0.001	0.76	UG2	PASS
WBJV006_D0	476.84	477.84	0.30	15	0.29	0.338	0.087	0.079	0.005	0.51	UG2	PASS
WBJV007_D0	255.78	256.78	0.23	15	0.22	2.390	0.692	0.238	0.028	3.35	UG2	PASS
WBJV008_D0	324.32	325.32	0.24	15	0.23	0.620	0.260	0.109	0.005	0.99	UG2	PASS
WBJV008_D1	322.71	232.86	0.20	15	0.19	1.545	0.616	0.193	0.13	2.37	UG2	PASS
WBJV009_D0	279.83	281.14	0.24	15	0.23	0.411	0.096	0.088	0.010	0.60	UG2	PASS
WBJV009_D3	280.14	281.50	0.23	15	0.22	0.621	0.176	0.130	0.010	0.94	UG2	PASS
WBJV010_D0	455.71	457.19	0.22	15	0.21	0.465	0.126	0.068	0.013	0.67	UG2	PASS
WBJV010_D1	454.50	456.46	0.22	15	0.21	0.500	0.243	0.108	0.016	0.87	UG2	PASS
WBJV012_D0	69.97	70.97	0.22	15	0.22	0.112	0.040	0.016	0.010	0.18	UG2	PASS
WBJV013_D0	470.29	475.20	0.23	15	0.22	0.376	0.134	0.095	0.010	0.62	UG2	PASS
WBJV013_D1	470.11	471.21	0.18	15	0.18	0.260	0.067	0.064	0.013	0.41	UG2	PASS
WBJV014_D0	247.36	248.36	0.26	15	0.25	0.323	0.097	0.079	0.010	0.51	UG2	PASS
WBJV014_D1	247.17	248.17	0.24	15	0.23	0.165	0.046	0.029	0.015	0.26	UG2	PASS
WBJV015_D0	433.97	435.24	0.21	15	0.21	2.634	1.115	0.349	0.036	4.13	UG2	PASS
WBJV015_D1	437.13	438.31	0.20	15	0.19	2.976	0.978	0.358	0.018	4.33	UG2	PASS
WBJV016_D0	133.18	134.18	0.24	15	0.23	3.280	1.210	0.415	0.038	4.94	UG2	PASS
WBJV016_D1	131.94	133.30	0.20	15	0.19	2.189	0.567	0.295	0.017	3.07	UG2	PASS
WBJV018_D0	243.53	244.96	0.21	15	0.20	2.948	1.484	0.428	0.031	4.89	UG2	PASS
WBJV018_D1	245.42	246.42	0.20	15	0.19	2.032	0.851	0.324	0.022	3.23	UG2	PASS
WBJV020_D0	96.47	97.47	0.20	15	0.19	0.585	0.042	0.110	0.010	0.75	UG2	PASS
WBJV020_D1	96.60	97.60	0.22	15	0.22	1.395	0.127	0.306	0.012	1.84	UG2	PASS
WBJV021_D0	280.60	281.60	0.22	15	0.22	4.217	1.849	0.449	0.055	6.57	UG2	PASS
WBJV021_D1	279.81	280.81	0.20	15	0.19	1.998	0.656	0.234	0.026	2.91	UG2	PASS
WBJV022_D0	99.15	100.91	0.18	15	0.18	0.141	0.059	0.035	0.010	0.25	UG2	PASS
WBJV022_D1	98.39	99.39	0.19	15	0.18	0.348	0.119	0.84	0.010	0.56	UG2	PASS
WBJV022_D2	98.57	99.57	0.21	15	0.20	0.145	0.164	0.036	0.010	0.36	UG2	PASS
WBJV023_D0	201.74	204.22	0.95	15	0.92	1.848	0.592	0.270	0.018	2.73	UG2	PASS
WBJV024_D0	282.95	283.95	0.20	15	0.19	0.709	0.392	0.084	0.018	1.20	UG2	PASS
WBJV024_D1	283.00	284.00	0.25	15	0.24	0.923	0.532	0.095	0.026	1.57	UG2	PASS
WBJV025_D0	121.51	123.12	0.21	15	0.21	2.773	0.852	0.336	0.023	3.99	UG2	PASS
WBJV025_D1	120.21	122.59	0.26	15	0.25	3.331	2.520	0.370	0.083	6.30	UG2	PASS
WBJV026_D0	69.85	70.85	0.23	15	0.22	0.190	0.145	0.017	0.018	0.37	UG2	PASS
WBJV026_D1	69.75	70.75	0.22	15	0.21	0.299	0.114	0.033	0.010	0.46	UG2	PASS
WBJV027_D0	378.55	379.55	0.23	15	0.22	0.062	0.021	0.012	0.010	0.11	UG2	PASS
WBJV027_D1	387.63	388.94	0.22	15	0.21	0.053	0.029	0.021	0.010	0.11	UG2	PASS
WBJV027_D2	379.30	380.30	0.21	15	0.20	0.278	0.103	0.053	0.012	0.45	UG2	PASS
WBJV028_D0	221.93	224.52	0.21	15	0.21	3.159	1.606	0.375	0.052	5.19	UG2	PASS
WBJV028_D1	222.09	224.60	0.21	15	0.20	4.472	2.531	0.384	0.077	7.46	UG2	PASS
WBJV030_D0	516.58	517.58	0.22	15	0.22	0.580	0.210	0.023	0.024	0.84	UG2	PASS
WBJV032_D0	361.0	362.08	0.20	15	0.19	2.834	1.760	0.322	0.342	5.26	UG2	PASS
WBJV032_D1	363.30	364.39	0.20	15	0.20	3.570	1.219	0.410	0.021	5.22	UG2	PASS
WBJV033_D0	407.85	410.13	0.21	15	0.21	0.411	0.147	0.110	0.011	0.68	UG2	PASS
WBJV033_D1	408.34	410.49	0.20	15	0.19	0.390	0.098	0.078	0.010	0.58	UG2	PASS
WBJV035_D0	517.06	519.11	0.23	15	0.23	1.004	0.224	0.136	0.010	1.37	UG2	PASS
WBJV037_D0	46.00	47.00	0.92	15	0.89	2.698	1.084	0.324	0.056	4.16	UG2	PASS
WBJV039_D0	128.95	129.95	11.92	15	11.51	0.040	0.010	0.010	0.010	0.07	UG2	PASS
WBJV040_D0	433.00	434.00	0.46	15	0.44	0.018	0.012	0.011	0.010	0.05	UG2	PASS
WBJV040_D1	431.73	432.73	0.25	15	0.24	0.181	0.093	0.047	0.013	0.33	UG2	PASS
WBJV042_D0	524.50	525.50	0.20	15	0.19	2.223	0.731	0.278	0.014	3.25	UG2	PASS
WBJV042_D1	524.10	525.10	0.20	15	0.19	2.225	1.389	0.270	0.083	3.97	UG2	PASS
WBJV043_D0	574.40	575.40	0.26	15	0.25	0.588	0.245	0.057	0.010	0.90	UG2	PASS
WBJV043_D1	578.96	580.18	0.21	15	0.21	0.488	0.435	0.107	0.010	1.04	UG2	PASS
WBJV044_D0	500.49	503.45	0.20	15	0.19	0.523	0.205	0.125	0.013	0.87	UG2	PASS
WBJV044_D1	500.19	503.25	0.19	15	0.19	0.460	0.309	0.081	0.011	0.86	UG2	PASS
WBJV045_D0	573.71	575.33	0.22	15	0.22	3.100	1.469	0.471	0.011	5.05	UG2	PASS
WBJV046_D0	544.54	545.76	0.22	15	0.22	2.770	1.077	0.328	0.018	4.19	UG2	PASS

Table 1b  UG2 Drilling Statistics

CHARTS QA/QC Quality Control

CDN-PGMS-5 Pt

CDN-PGMS-5 Pt
Elandsfontein

CDN-PGMS-5 Pd

CDN-PGMS-5 Pd
Elandsfontein

CHART 1

CDN-PGMS-6 Pt

CDN-PGMS-6 Pt
Elandsfontein

CDN-PGMS-6 Pd

CDN-PGMS-6 Pd
Elandsfontein

CDN-PGMS-6 Pt

CDN-PGMS-6 Pt
Elandsfontein

CHART 2

CDN-PGMS-7 Au

CDN-PGMS-7 Au
Elandsfontein
Labs

CDN-PGMS-7 Pd

CDN-PGMS-7 Pd
Elandsfontein
Labs

CDN-PGMS-7 Pt

CDN-PGMS-7 Pt
Elandsfontein
Labs

CHART 3

CDN-PGMS-11 Au

CDN-PGMS-11 Au
Elandsfontein
Labs
Au Data
Mean
Mean +2SD
Mean -2SD

CDN-PGMS-11 Pd

CDN-PGMS-11 Pd
Elandsfontein
Labs
Pd Data
Mean
Mean +2SD
Mean -2SD

CDN-PGMS-11 Pt

CDN-PGMS-11 Pt
Elandsfontein
Labs
Pt Data
Mean
Mean +2SD
Mean -2SD

CHART 4

AMS0005 Pt

AMS0005 Pt
Elandsfontein
Pt, g/t
Labs
Pt Data
Mean
Mean +2SD
Mean -2SD

AMS0005 Rh

AMS0005 Rh
Elandsfontein
Labs
Rh Data
Mean
Mean +2SD
Mean -2SD

AMS0005 Pd

AMS0005 Pd
Elandsfontein
Pd, g/t
Labs
Pd Data
Mean
Mean +2SD
Mean -2SD

CHART 5

AMS0007 Pt

AMS0007 Pt
Elandsfontein

AMS0007 Rh

AMS0007 Rh
Elandsfontein

AMS0007 Pd

AMS0007 Pd
Elandsfontein

CHART 6